                                               File Pursuant to Rule 424(b)(2)
                                                 Registration Number 333-20991

 PROSPECTUS SUPPLEMENT
(To Prospectus dated February 14, 1997)

                                   786,840 Shares
                               Brandywine Realty Trust
                         Common Shares of Beneficial Interest
                                     ____________
    Brandywine Realty Trust (collectively with its subsidiaries, the "Company") is a self-administered, self-managed and fully integrated real estate investment trust ("REIT") that currently owns a portfolio of 85 properties (76 office buildings and nine industrial facilities) (collectively, the "Properties") that contain an aggregate of approximately 5.3 million net rentable square feet. Seventy-eight of the Properties are located in the Suburban Philadelphia Office and Industrial Market (as defined in the accompanying Prospectus).

    All of the common shares of beneficial interest, par value $.01 per share, of the Company (the "Common Shares") offered hereby (the "Offering") are being sold by the Company. The Common Shares are traded on the American Stock Exchange (the "AMEX") under the symbol "BDN." On September 11, 1997, the last reported sale price for the Common Shares was $22.25. See "Price Range of Common
Shares and Distribution History."

    The Company qualified as a REIT for federal income tax purposes commencing with its taxable year ended December 31, 1986. To assist the Company in complying with certain qualification requirements applicable to REITs, the Company's Declaration of Trust provides that no shareholder or group of affiliated shareholders may actually or constructively own more than 9.8% in value of the outstanding Common Shares, subject to certain exceptions. See "Description of Shares of Beneficial Interest -- Restrictions on Transfer" in the accompanying Prospectus.
                                   ______________

    See "Risk Factors" beginning on page S-4 of this Prospectus Supplement for a discussion of certain factors relevant to an investment in the Common Shares.
                                   ______________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMIS-
            SION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
              ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


------------------------------------------------------------------------
------------------------------------------------------------------------
                                           Underwriting
                               Price to    Discounts and    Proceeds to
                                Public     Commissions(1)   Company (2)
------------------------------------------------------------------------
Per Share                     $22.3125       $1.1156         $21.1969
------------------------------------------------------------------------
Total                         $17,556,368    $877,799        $16,678,569
------------------------------------------------------------------------
------------------------------------------------------------------------

    (1) The Company has agreed to indemnify the Underwriter against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

    (2)  Before deducting expenses payable by the Company estimated at $75,000.
                                   ______________

    The Common Shares are being offered by the Underwriter named herein, subject to prior sale, when, as and if delivered to and accepted by it, and subject to certain conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and reject orders in whole or in part. It is expected that certificates for the Common Shares offered hereby will be available for delivery on or about September 16, 1997, at the offices of Smith Barney Inc., 333 West 34th Street, New York, NY 10001.
                                   ______________
                                  Smith Barney Inc.

September 11, 1997

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES, INCLUDING OVERALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS, AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                            PROSPECTUS SUPPLEMENT SUMMARY

    The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated therein by reference. Unless the context otherwise requires, all references to the "Company" shall mean Brandywine Realty Trust and its subsidiaries and affiliated entities, including Brandywine Operating Partnership, L.P. (the "Operating Partnership").

    Certain matters discussed under the caption "The Company," and elsewhere in this Prospectus Supplement, the accompanying Prospectus, and the information incorporated by reference therein, may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under the caption "Risk Factors" below.

                                     The Company

    The Company is a self-administered, self-managed and fully integrated REIT engaged in the ownership, management, leasing, acquisition and development of primarily suburban office properties. The Company's portfolio consists of 85 Properties (76 office buildings and nine industrial facilities) that contain an aggregate of approximately 5.3 million net rentable square feet. Seventy-eight of the Properties are located in the Suburban Philadelphia Office and Industrial Market. As of August 31, 1997, the Properties were approximately 92.6% leased to 543 tenants under 637 leases.

    The Company is currently experiencing a period of rapid growth. Since January 1, 1997, the Company has acquired 42 office properties containing approximately 2.8 million net rentable square feet and six industrial facilities containing approximately 514,000 net rentable square feet. To facilitate the operational and financial integration of its recent acquisitions and accommodate additional growth, the Company has increased the number of its employees from 35 at January 1, 1997 to 78 at August 31, 1997. In furtherance of its view that real estate is a local business, dependent on knowledge of the submarkets in which properties are located, the Company has established three full-service, fully integrated regional offices, each having responsibility for implementing the Company's objectives in its assigned regions.

    The Company's portfolio consists primarily of suburban office and industrial buildings. The Company expects to concentrate its office and industrial building ownership in submarkets where it believes it can accumulate a critical mass of properties in order to enhance operating efficiencies and, in turn, cash available for distribution. The Company's primary business objective is to realize and maximize growth in cash available for distribution and to increase shareholder value by:

     o optimizing cash flow from properties in its portfolio through continued active property management and prudent operating strategies;

     o acquiring suburban office and industrial properties and/or portfolios of such properties at prices that are below replacement cost and at yields that exceed the Company's cost of capital;

     o redeveloping and improving acquired properties and selectively developing build-to-suit properties as opportunities arise;

     o generating third party fee-related revenues from property management and leasing services; and

     o operating within a conservative capital structure with financing policies that allow for continued growth.

    The Company is led by an experienced management team, the senior members of which are Anthony A. Nichols, Sr., Chairman of the Board, and Gerard H. Sweeney, President and Chief Executive Officer. The Company's six senior executives have an average of approximately 16 years of real estate experience. In aggregate, the Company's management team has been responsible for the management of approximately 8.3 million net rentable square feet (excluding properties acquired during 1997) and the development of approximately 3.2 million net rentable square feet of office and industrial properties primarily within the Suburban Philadelphia Office and Industrial Market.

                                     RISK FACTORS

    An investment in the Common Shares involves various risks. Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus Supplement before making a decision to purchase Common Shares in the Offering.

Limited Geographic Concentration

    Seventy-eight of the 85 Properties owned by the Company as of August 31, 1997 are located in the Suburban Philadelphia Office and Industrial Market. In addition, a fundamental element of the Company's growth strategy is to acquire additional properties in the Suburban Philadelphia Office and Industrial Market. Consequently, the Company is dependent upon the demand for office and other commercial space in the Suburban Philadelphia Office and Industrial Market. The Company's revenue and the value of the Properties may be affected by a number of factors in the Suburban Philadelphia Office and Industrial Market, including the local economic climate (which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply of, or reduced demand for, office and other competing commercial properties). Therefore, the Company's performance and its ability to make distributions to shareholders will likely be dependent, to a large extent, on the economic conditions in the Suburban Philadelphia Office and Industrial Market.

Risks Associated with the Recent Acquisition of Many of the Company's Properties; Lack of Operating History

    The Company is currently experiencing a period of rapid growth. Eighty-one of the 85 Properties owned by the Company as of August 31, 1997 were acquired in 1996 and 1997. These recently acquired Properties may have characteristics or deficiencies unknown to the Company affecting their valuation or revenue potential, and it is also possible that the operating performance of such Properties may decline under the Company's management. The Company's ability to manage its growth effectively will require it to successfully integrate its new acquisitions into its existing management structure. As the Company acquires additional properties, the Company will be subject to risks associated with managing new properties, including lease-up and tenant retention. No assurances can be given that the Company will be able to succeed with such integration or effectively manage additional properties or that newly acquired properties will perform as expected.

Risks Relating to Distributions

    The Company pays regular distributions to its shareholders. Additional Common Shares that may in the future be issued to finance acquisitions or upon the exercise of options or warrants or otherwise will increase required cash available for distribution to make anticipated distributions to shareholders. In addition, the Company's ability to make distributions will depend, in large part, on the performance of its Properties and any other properties it may acquire in the future, including occupancy levels, the Company's ability to enter into new leases upon expiration of current leases and costs associated with the renewal or reletting of space, expenditures with respect to existing and newly acquired properties, the amount of the Company's debt and the interest rates thereon, default or bankruptcy by tenants and other costs relating to the Properties and any other properties the Company may acquire in the future, as well as the absence of significant expenditures relating to environmental or other regulatory matters. Most of these matters are beyond the control of the Company and any significant difference between the Company's expectations with respect to these matters and actual results could have a material adverse effect on the Company and its ability to make or sustain distributions.

Real Estate Investment Considerations

    General. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend in large part on the amount of income generated and expenses incurred. If the Properties do not generate revenue sufficient to meet operating expenses, including debt service, tenant improvements, leasing commissions, and other capital expenditures, the Company may have to borrow additional amounts to cover fixed costs and the Company's cash available for distribution and ability to make expected distributions to its shareholders will be adversely affected.

    The Company's revenue and the value of the Properties may be adversely affected by a number of factors, including the national economic climate; the local economic climate; local real estate conditions; the perceptions of prospective tenants of the attractiveness of a property; the ability of the Company to manage and maintain the Properties and secure adequate insurance and increased operating costs (including real estate taxes and utilities). In addition, real estate values and income from properties are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

    Lease Expirations. The Company is subject to the risk that, upon expiration, leases may not be renewed, the space may not be relet, or the terms of renewal or reletting (including the cost of required renovations) may be less favorable than the current lease terms. Certain leases pertaining to the Properties grant their tenants early termination rights upon payment of a termination penalty. The Company has estimated the expenditures for new and renewal leases for 1997 and 1998 but no assurances can be given that the Company has correctly estimated such expenses. Lease expirations will require the Company to locate new tenants and negotiate replacement leases with such tenants. Replacement leases typically require the Company to incur tenant improvements, other tenant inducements and leasing commissions, in each case, which may be higher than the costs relating to renewal leases. If the Company is unable to promptly relet or renew leases for all or a substantial portion of expiring space, if the rental rates upon such renewal or reletting are significantly lower than expected or if the Company's reserves for these purposes prove inadequate, the Company's cash available for distribution and ability to make expected distributions to shareholders could be adversely affected.

    Dependence on Key Tenants. The Company's 20 largest tenants (based on annualized base rent at August 31, 1997) aggregate approximately 37.4% of the Company's total base rent and approximately 31.4% of the Company's leased square feet and have a weighted average remaining lease term of approximately 5.8 years. Although the Company believes that it has a good relationship with each of its principal tenants, the Company's revenues and cash available for distribution to shareholders would be disproportionately affected if any of these tenants did not renew their lease or leases with the Company upon expiration or renewed their leases on terms materially less favorable to the Company.

    Financially Distressed Tenants. In the event of any lease default by a tenant, the Company may experience delays in enforcing its rights as a landlord and may incur substantial costs in protecting its investment. In addition, at any time, a tenant of the Properties or any other property acquired by the Company may seek the protection of bankruptcy laws, which could result in the rejection and termination of such tenant's lease and thereby cause a reduction in cash available for distribution to shareholders. There can be no assurance that these or other tenants will not reject their leases in a bankruptcy proceeding or that the Company will not experience significant tenant defaults in the future, each of which could have an adverse effect on the Company's revenues and cash available for distribution to shareholders.

    Competition. The Company competes with a number of real estate developers, operators and institutions for tenants and acquisition opportunities. Some of these competitors have significantly greater resources than the Company. No assurances can be given that such competition will not adversely affect the Company's revenues and cash available for distribution to shareholders.

    Illiquidity of Real Estate. Equity real estate investments are relatively illiquid and therefore tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code of 1986, as amended (the "Code"), limits the Company's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to shareholders. Furthermore, purchase options and rights of first refusal held by certain tenants at certain Properties may adversely affect the Company's ability to sell such Properties.

    Changes in Laws. Because increases in income and service taxes are generally not passed through to tenants under leases, such increases may adversely affect the Company's cash flow and its ability to make expected distributions to shareholders. The Properties are also subject to various federal, state, and local regulatory requirements, such as requirements of the Americans with Disabilities Act of 1990 (the "ADA") and state and local fire and safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. The Company believes that the Properties are currently in material compliance with all such requirements. However, there can be no assurance that these requirements will not change or that new requirements will not be imposed which would require significant unanticipated expenditures by the Company and could have an adverse effect on the Company's cash flow and ability to make distributions.

    Compliance with Americans with Disabilities Act. Under the ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Compliance with the ADA requirements could require removal of access barriers and noncompliance could result in imposition of fines by the U.S. government or an award of damages to private litigants. Although the Company believes that the Properties are in material compliance with these requirements, the Company may incur additional costs to comply with the ADA. Although the Company believes that such costs will not have a material adverse effect on the Company, if required changes involved a greater expenditure than the Company currently anticipates, the Company's ability to make expected distributions could be adversely affected.

    Risks Associated with Partnership and Joint Venture Property Ownership Structures. The Company owns its interests, directly or indirectly, in all but one of its Properties through the Operating Partnership. In addition, the Company expects to participate with other entities in property ownership through joint ventures or partnerships in the future. Partnership or joint venture investments may, under certain circumstances, involve risks not otherwise present, including the possibility that the Company's partners or coventurers might become bankrupt, that such partners or co-venturers might at any time have economic or other business interests or goals which are inconsistent with the business interests or goals of the Company and that such partners or co-venturers may be in a position to take action contrary to the Company's instructions or requests or contrary to the Company's policies or objectives, including the Company's policy with respect to maintaining its qualification as a REIT. The Company will, however, seek to maintain sufficient control of such partnerships or joint ventures to permit the Company's business objectives to be achieved. There is no limitation under the Company's organizational documents as to the amount of funds that may be invested in partnerships or joint ventures.

Risks Associated with Indebtedness

    Debt Financing and Existing Debt Maturities. The Company will be subject to risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, and the risk that existing indebtedness on the Properties (which in all cases will not have been fully amortized at maturity) will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. The lenders under the Company's revolving credit facility (the "Credit Facility") increased the amount available to be borrowed by the Company under the Company's Credit Facility from $80.0 million to $150.0 million on July 15, 1997. Upon the closing of the Offering and without giving effect to the consummation of any pending acquisitions, the Company expects to have outstanding indebtedness of approximately $46.6 million, which will have principal repayments of $0.8 million, $12.0 million, $11.5 million, $3.4 million and $1.0 million in 1997, 1998, 1999, 2000 and 2001, respectively. If principal payments due at maturity cannot be refinanced, extended, or paid with the proceeds of other capital transactions, such as new equity capital, the Company may neither be able to pay distributions to its shareholders at expected levels nor repay all such maturing debt. Furthermore, if prevailing interest rates or other factors at the time of refinancing (such as the reluctance of lenders to make commercial real estate loans) result in higher interest rates, the interest expense relating to such refinanced indebtedness would increase, which could adversely affect the Company's cash flow and its ability to make expected distributions to its shareholders. In addition, if the Company is unable to meet its obligations under any of its mortgage financings (including the Credit Facility), any one or more of the Properties securing such indebtedness could be foreclosed on, which would have a material adverse effect on the Company and its ability to make distributions and, depending on the number of Properties foreclosed on, could threaten the continued viability of the Company.

    Risk of Rising Interest Rates and Variable Rate Debt. Increases in interest rates on variable rate indebtedness would increase the Company's interest expense, which could adversely affect the Company's cash flow and its ability to pay distributions to shareholders. The Credit Facility bears interest at a variable rate.

    No Limitation on Debt. Upon the closing of the Offering, and without giving effect to the consummation of any pending acquisitions, the Company's debt-to-total market capitalized ratio will be approximately 8.1%. Although the Company has adopted a policy that limits the debt-to-total market capitalization ratio of the Company to 50%, the organizational documents of the Company do not contain any limitation on the amount of indebtedness the Company may incur. Accordingly, the Board of Trustees could alter or eliminate this policy. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's cash flow and, consequently, cash available for distribution to shareholders and could increase the risk of default on the Company's indebtedness.

Risks of Acquisition, Development and Renovation Activities

    The Company intends to continue acquiring office and industrial properties. Acquisitions of office and industrial properties entail risks that investments will fail to perform in accordance with expectations. Estimates of renovation costs and costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment. The Company anticipates that future acquisitions and renovations may be financed through a combination of advances under the Credit Facility, other lines of credit and other forms of secured or unsecured financing. If new developments are financed through construction loans, there is a risk that, upon completion of construction, permanent financing for newly developed properties may not be available or may be available only on disadvantageous terms.

    While the Company has generally limited its acquisition, development, renovation, management and leasing business primarily to the Suburban Philadelphia Office and Industrial Market, it is possible that the Company will in the future expand its business to new geographic markets. The Company will not initially possess the same level of familiarity with new markets outside of the Suburban Philadelphia Office and Industrial Market, which could adversely affect its ability to acquire, develop, manage or lease properties in any new localities. Changing market conditions, including competition from other purchasers of suburban office and industrial properties, may diminish the Company's opportunities for attractive additional acquisitions.

    The Company also intends to review from time to time the possibility of developing and constructing office buildings and other commercial properties. Risks associated with the Company's development and construction activities may include: (i) abandonment of development and construction opportunities;
(ii) construction costs of a property exceeding original estimates, possibly making the property uneconomical; (iii) occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable;
(iv) the unavailability of financing on favorable terms for development of a property; and (v) construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. In addition, new development activities, regardless of whether they would ultimately be successful, typically require a substantial portion of management's time and attention. Development activities would also be subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

Tax Risks

    Consequences of Failure to Qualify as a REIT. Since 1986, the Company has operated, and continues to operate, in such a manner as to qualify as a REIT under the Code. Although the Company believes that it is currently organized and will continue to operate so as to qualify as a REIT, no assurance can be given that the Company will qualify or remain qualified as a REIT in the future. Qualification as a REIT involves the application of highly technical and complex Code provisions, many of which have only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within the Company's control may affect its ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of the Company's gross income in any year must be derived from qualifying sources and the Company must pay distributions to its shareholders aggregating at least 95% of its REIT taxable income (excluding net capital gains). The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Code is even greater in the case of a REIT that holds its assets in partnership form. In addition, no assurance can be given that future legislation, new regulations, administrative interpretations, or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the Federal income tax consequences of such qualification. See "Federal Income Tax Considerations" in the accompanying Prospectus.

    One of the requirements for maintaining REIT status is that a REIT not own more than 10% of the voting stock of a corporation other than the stock of a qualified REIT subsidiary (of which the REIT is required to own all of such stock) and stock in another REIT. The Operating Partnership owns 5% of the voting common stock and all of the non-voting preferred stock of a commercial real estate management services company (the "Management Company") and, therefore, the Company believes it will comply with this rule. However, the Internal Revenue Service ("IRS") could contend that the Operating Partnership's ownership of all of the non-voting preferred stock of the Management Company should be viewed as voting stock because of its substantial economic position in the Management Company. If the IRS were to be successful in such a contention, the Company's status as a REIT would be lost and the Company would become subject to Federal corporate income tax on its net income, which would have a material adverse affect on the Company's cash available for distribution.

    If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at the applicable corporate rate. In addition, unless it were entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This disqualification would reduce the funds of the Company available for investment or distribution to shareholders because of the additional tax liability of the Company for the year or years involved. If the Company were to fail to qualify as a REIT, it no longer would be subject to the distribution requirements of the Code. To the extent that distributions to shareholders would have been made in anticipation of the Company's qualifying as a REIT, the Company might be required to borrow funds or to liquidate certain of its investments to pay the applicable tax.

    Required Distributions; Potential Requirement to Borrow. To obtain the favorable tax treatment associated with qualification as a REIT, the Company generally will be required each year to distribute to its shareholders at least 95% of its REIT taxable income (excluding net capital gain). In addition, the Company will be subject to tax on its undistributed net taxable income and net capital gain, and a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income plus 95% of its capital gain net income for the calendar year, plus certain undistributed amounts from prior years.

    The Company intends to make distributions to its shareholders to comply with the distribution provisions of the Code and to avoid income and other taxes. The Company's income will consist primarily of the Company's share of the income of the Operating Partnership and the Properties it owns directly, and the Company's cash flow will consist primarily of its share of distributions from the Operating Partnership and cash flow from the Properties it owns directly. Differences in timing between the receipt of income and the payment of expenses in arriving at taxable income (of the Company or the Operating Partnership), the effect of required debt amortization payments and the possible redemption by the Company of the Preferred Shares could require the Company, on its own behalf or through the Operating Partnership, to borrow funds on a short-term basis to meet the distribution requirements in order to remain qualified as a REIT. In such instances, the Company, in order to avoid adverse tax consequences, might need to: (i) borrow funds even if management believed that then prevailing market conditions generally were not favorable for such borrowings or that such borrowings would not be advisable in the absence of such tax considerations; and/or (ii) liquidate investments on adverse terms.

    Consequences of Failure of the Operating Partnership (or a Subsidiary
Partnership) to be Treated as a Partnership.   If the IRS were to successfully
challenge the tax status of the Operating Partnership or any of its subsidiary partnerships for federal income tax purposes, the Operating Partnership or the affected subsidiary partnership would be taxable as a corporation. In such event, the Company would cease to qualify as a REIT for federal income tax purposes. The imposition of a corporate tax on the Operating Partnership or any of the subsidiary partnerships would also reduce the amount of cash available for distribution to the Company and its shareholders. See "Federal Income Tax Considerations - Income Taxation of the Operating Partnership, the Title Holding Partnerships and Their Partners" in the accompanying Prospectus.

    Other Tax Liabilities. Even if the Company qualifies as a REIT, it will be subject to certain federal, state and local taxes on its income and property. In addition, the Management Company generally is subject to federal and state income tax at regular corporate rates on its net taxable income, which will include the Management Company's management, leasing and related service business. If the Company has net income from a prohibited transaction, such income will be subject to a 100% tax.

    Real Estate Transfer Taxes. The transfers of certain Properties to the Operating Partnership or a subsidiary partnership were structured as transfers of 89% of the capital interests and 99% of the cash flow and profits interests in the limited partnerships owning such Properties with the residual interests to be acquired by the Operating Partnership not later than September 1999. This transaction structure is intended to comply with the provisions of informal advice from the Pennsylvania Department of Revenue to the effect that such transfers are not subject to Pennsylvania real estate transfer taxes. However, the Company has not obtained a formal ruling from the Pennsylvania Department of Revenue on this issue. If the Company desired or were required, for financing purposes or otherwise, to acquire such residual interests within such period, the Company could be required to pay real estate transfer taxes in an amount aggregating approximately $640,000.

Possible Environmental Liabilities

    Under various Federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with contamination. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property. All of the Properties have been subject to a Phase I or similar environmental site assessment (which involves general inspections without soil sampling or groundwater analysis) completed by independent environmental consultants. Except as indicated below with respect to 110 Summit Drive at the Whitelands Business Park in Exton, Pennsylvania (the "Whitelands Property"), these environmental site assessments have not revealed any significant environmental liability, nor is the Company aware of any environmental liability with respect to the Properties that the Company's management believes would have a material adverse effect on the Company. An environmental assessment has identified environmental contamination of potential concern with respect to the Whitelands Property. Petroleum products, solvents and heavy metals were detected in the groundwater. These contaminants are believed to be associated with debris deposited by third parties in a quarry formerly located on the Whitelands Property. The Whitelands Property previously appeared on the Comprehensive Environmental Response Compensation and Liability Information System List, a list maintained by the United States Environmental Protection Agency (the "EPA") of abandoned, inactive or uncontrolled hazardous waste sites which may require cleanup. The EPA conducted a preliminary assessment of the Property in 1984, and subsequently the Whitelands Property was removed from the list. While the Company believes it is unlikely that it will be required to undertake remedial action with respect to such contamination, there can be no assurance in this regard. If the Company were required to undertake remedial action on the Whitelands Property, it has been indemnified through August 2001 against the cost of such remediation by Safeguard Scientifics, Inc. ("SSI") subject to a limitation of approximately $2.0 million. In the event SSI is unable to fulfill its obligations under its indemnity agreement or the Company is required to undertake remedial action after the expiration of the indemnity, the costs associated with any remediation could materially and adversely impact cash available for distribution to shareholders. Because the Company does not believe that any remediation at the Whitelands Property is probable, no amounts have been accrued for any such potential liability.

    No assurance can be given that existing environmental studies with respect to the Properties reveal all environmental liabilities or that any prior owner of any such property did not create any material environmental condition not known to the Company. Moreover, no assurance can be given that: (i) future laws, ordinances or regulations will not impose any material environmental liability on the Company, or (ii) the current environmental condition of the Properties will not be affected by tenants and occupants of the Properties, by the condition of properties in the vicinity of the Properties (such as the presence of underground storage tanks) or by third parties unrelated to the Company.

Uninsured Losses

    The Company carries comprehensive liability, fire, flood (where appropriate), extended coverage, and rental loss insurance for the Properties with policy specification and insured limits which the Company believes are adequate and appropriate under the circumstances. There are certain types of losses (such as those resulting from nuclear accidents, wars, civil disturbances and environmental matters) that generally are not insured against because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of the insured limits occur, the Company could lose both its investment in, and anticipated future revenues and cash flow from, the affected Property and would continue to be obligated in respect of any recourse mortgage indebtedness or other financial obligations on such Property. Any such loss would adversely affect the Company. Moreover, as the general partner of the Operating Partnership, the Company will be liable for any of the Operating Partnership's unsatisfied obligations other than the non-recourse obligations.

Risks of Third-Party Management, Leasing and Related Service Business

    Possible Termination of Management Contracts. The Company intends to selectively pursue the management of properties owned by third parties. Risks associated with the management of properties owned by third parties include the risk that the management contracts (which are generally cancelable upon 30 days' notice or upon certain events, including sale of the applicable property) will be terminated by the property owner or will be lost in connection with a sale of such property, that contracts may not be renewed upon expiration or may not be renewed on terms consistent with current terms and that the rental revenues upon which management fees are based will decline as a result of general real estate market conditions or specific market factors affecting properties managed by the Company, resulting in decreased management fee income.

    Possible Adverse Consequences of Lack of Control Over the Business of the Management Company. In order to satisfy certain technical requirements applicable to REITs, certain of the executive officers of the Company, as partners of a general partnership that holds 95% of the voting common stock of the Management Company, have the ability to elect the board of directors of the Management Company. The Company itself is not able to elect directors of the Management Company. As a result, the board of directors and management of the Management Company may implement business policies or decisions that would not have been implemented by persons controlled by the Company and that are adverse to the interests of the Company or that lead to adverse financial results, which in turn would adversely affect the Company's ability to pay distributions to shareholders.

Changes in Policies Without Shareholder Approval

    The investment, financing, borrowing and distribution policies of the Company, and its policies with respect to all other activities, including its growth, debt, capitalization, authorized shares of beneficial interest, distributions, REIT status and operating policies, are determined by the Board of Trustees. Although the Board of Trustees has no present intention to amend or revise any of these policies, these policies may be amended or revised from time to time at the discretion of the Board of Trustees without notice to or a vote of the shareholders of the Company. Accordingly, shareholders may not have control over changes in policies of the Company and changes in the Company's policies may not fully serve the interests of all shareholders. A change in these policies could adversely affect the Company's distributions, financial condition, results of operations or the market price of Common Shares.

Dependence on Key Personnel

    The Company is dependent on the efforts of its executive officers, particularly Anthony A. Nichols, Sr. and Gerard H. Sweeney. While the Company believes that it could find replacements for these key personnel, the loss of their services could have an adverse effect on the operations of the Company. Messrs. Nichols and Sweeney have entered into employment agreements with the Company. However, these agreements do not restrict the ability of either
Mr. Nichols or Mr. Sweeney to become employed by a competitor of the Company following termination of his employment with the Company.

Limits on Changes in Control

    Certain provisions of the Declaration of Trust and Bylaws of the Company may have the effect of delaying, deferring, or preventing a third party from making an acquisition proposal for the Company and may thereby inhibit a change in control of the Company. For example, such provisions may: (i) deter tender offers for the Common Shares, which offers may be attractive to the shareholders; or (ii) deter purchases of large blocks of Common Shares, thereby limiting the opportunity for shareholders to receive a premium for their Common Shares over then-prevailing market prices. These provisions include the following:

    Ownership Limit Necessary to Maintain REIT Qualification. In order for the Company to maintain its qualification as a REIT, not more than 50% in value of the Company's outstanding Shares may be owned, actually or constructively, under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain tax-exempt entities, other than, in general, qualified domestic pension funds) at any time during the last half of any taxable year (other than the first taxable year for which the election to be taxed as a REIT has been made). In order to protect the Company against the risk of losing REIT status due to the concentration of ownership among its shareholders, the ownership limits (the "Ownership Limits") adopted by the Board of Trustees pursuant to the Declaration of Trust limit direct or indirect ownership to 9.8% in value of the outstanding Shares, subject to certain exceptions. See "Description of Shares of Beneficial Interest - Restrictions on Transfer" in the accompanying Prospectus. The Board of Trustees could waive this restriction with respect to a particular shareholder if it were satisfied, based upon the advice of tax counsel, that ownership by such shareholder in excess of the Ownership Limits would not jeopardize the Company's status as a REIT and the Board of Trustees otherwise decided such action would be in the best interests of the Company. Actual or constructive ownership of Common Shares in excess of the Ownership Limits will cause the violative transfer or ownership to be void with respect to the transferee or owner as to that number of shares in excess of the Ownership Limits and such shares will be automatically transferred to a trust for the benefit of a person to whom an interest in the

Common Shares may be permissibly transferred. Such transferee shall have no right to vote such shares or be entitled to distributions with respect to such shares.

    Common and Preferred Shares. The Company's Declaration of Trust authorizes the Board of Trustees to issue an unlimited number of Common Shares and preferred shares and, in respect of the preferred shares, to establish the preferences, rights, and other terms (including the right to vote and the right to convert into Common Shares) of any shares so issued. The Board of Trustees could establish a series of preferred shares that could have the effect of delaying, deferring or preventing a tender offer or a change in control of the Company that might involve a premium price of the Common Shares or otherwise be in the best interests of the shareholders.

    Exemptions from the Maryland Business Combination Law. Under the Maryland General Corporation Law, as amended ("MGCL"), as applicable to real estate investment trusts, certain "business combinations" (including certain issuances of equity securities) between a Maryland real estate investment trust and any person who beneficially owns 10% or more of the voting power of the trust's shares (an "Interested Shareholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Shareholder becomes an Interested Shareholder. Thereafter, any such business combination must be recommended by the board of trustees and approved by two super-majority shareholder votes unless, among other conditions, the trust's common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of trustees prior to the time that the Interested Shareholder becomes an Interested Shareholder. Pursuant to the statute, the Company has exempted any business combination involving SSI, The Nichols Company ("TNC"), Gerard H. Sweeney (the Company's President and Chief Executive Officer) and any affiliate or associate of theirs from the business combination statute and, consequently, the five-year prohibition and the super-majority vote requirements described above will not apply to business combinations between any of them and the Company. As a result, SSI, TNC, Mr. Sweeney, and affiliates and associates thereof (including Anthony A. Nichols, Sr., the Company's Chairman of the Board) may be able to enter into business combinations with the Company, which may not be in the best interest of the shareholders, without compliance by the Company with the super-majority vote requirements and other provisions of the statute. In addition, the Company has exempted any business combination involving the Commonwealth of Pennsylvania State Employes' Retirement System ("SERS") and a voting trust established for its benefit (the "SERS Voting Trust") and any of their respective affiliates or associates, and Morgan Stanley Asset Management Inc. and two funds (the "Morgan Stanley Funds") managed by it and any of their respective affiliates or associates from the business combination statute.

    Maryland Control Share Acquisition Statute. The MGCL, as applicable to real estate investment trusts, provides that "control shares" of a Maryland real estate investment trust acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by trustees who are employees of the trust. If voting rights are not approved at a meeting of shareholders, then, subject to certain conditions and limitations, the issuer may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. Pursuant to the statute, the Company has exempted any and all acquisitions by SSI, TNC, and any current or future affiliate or associate of theirs from the control shares statute. As a result, SSI or TNC will be able to possess voting power not generally available to other persons and the effect may be to further solidify their control of the Company. In addition, pursuant to the statute, the Company has exempted any and all acquisitions by SERS and the SERS Voting Trust and any of their respective current or future affiliates or associates and Morgan Stanley Asset Management Inc. and the Morgan Stanley Funds and any of their respective current or future affiliates or associates from the control shares statute.

Effect on Price of Shares Available for Future Sale

    Sales of a substantial number of Common Shares, or the perception that such sales could occur, could adversely affect prevailing prices for the Common Shares. The Company has reserved as of September 11, 1997: (i) 317,450 Common Shares for issuance upon conversion of Units and (ii) 762,104 Common Shares for issuance upon exercise of outstanding options and warrants. No prediction can be made regarding the effect that future sales of Company securities will have on the market price of Common Shares.

Effect on Holders of Common Shares of an Issuance of Preferred Shares

    The Board of Trustees is empowered by the Company's Declaration of Trust to designate and issue from time to time, without limitation as to amount, one or more classes or series of preferred shares without shareholder approval. The Board of Trustees may determine the relative rights, preferences and privileges of each class or series of preferred shares so issued. Because the Board of Trustees has the power to establish the preferences and rights of each class or series of preferred shares, it may afford the holders in any series or class of preferred shares preferences, distributions, powers and rights, voting or otherwise, senior to the rights of holders of Common Shares.

Effect of Market Interest Rates on Price of Common Shares

    One of the factors that influences the market price of the Common Shares in the public market is the annual distribution rate on the shares. Increasing market interest rates may lead prospective purchasers of the Common Shares to demand a higher annual distribution rate from future distributions. Such an increase in the required distribution may adversely affect the market price of the Common Shares.

                                     THE COMPANY

    The Company is a self-administered, self-managed and fully integrated REIT engaged in the ownership, management, leasing, acquisition and development of primarily suburban office properties. The Company's portfolio consists of 85 Properties (76 office buildings and nine industrial facilities) that contain an aggregate of approximately 5.3 million net rentable square feet. Seventy-eight of the Properties are located in the Suburban Philadelphia Office and Industrial Market. As of August 31, 1997, the Properties were approximately 92.6% leased to 543 tenants under 637 leases. Since January 1, 1997, the Company has acquired 42 office properties containing approximately 2.8 million net rentable square feet and six industrial facilities containing approximately 514,000 net rentable square feet.

         The Company's portfolio consists primarily of suburban office and industrial buildings. The Company expects to concentrate its office and industrial building ownership in submarkets where it believes it can accumulate a critical mass of properties in order to enhance operating efficiencies and, in turn, cash available for distribution. The Company's primary business objective is to realize and maximize growth in cash flow per share and to increase shareholder value by:

     o optimizing cash flow from the Properties through active property management and prudent operating strategies;

     o acquiring quality suburban office and industrial properties and/or portfolios of such properties at prices that are below replacement cost and at yields that exceed the Company's cost of capital;

     o redeveloping and improving acquired properties and selectively developing build-to-suit properties as opportunities arise;

     o generating third party fee-related revenues through expansion of its corporate service activities; and

     o operating within a conservative capital structure with financing policies that allow for continued growth.

    The Company is led by an experienced management team, the senior members of which are Anthony A. Nichols, Sr., Chairman of the Board, and Gerard H. Sweeney, President and Chief Executive Officer. The Company's six senior executives have an average of approximately 16 years of real estate experience. In aggregate, the Company's management team has been responsible for the management of approximately 8.3 million net rentable square feet (excluding properties acquired during 1997) and the development of approximately 3.2 million net rentable square feet of office and industrial properties primarily within the Suburban Philadelphia Office and Industrial Market.


                                 RECENT DEVELOPMENTS

Recent Acquisitions

         o Berwyn Park: On July 29, 1997, the Company acquired three office properties containing approximately 241,458 net rentable square feet located in Tredyffrin Township, Chester County, Pennsylvania and approximately 12.5 acres of land adjacent to such properties for an aggregate purchase price of approximately $37.2 million. As of August 31, 1997, these properties were approximately 98.7% leased to 19 tenants, with a weighted average remaining lease term of approximately 49 months.

         o Green Hills Corporate Center: On July 31, 1997, the Company acquired five office properties containing approximately 574,241 net rentable square feet located in Reading, Berks County, Pennsylvania and approximately 133 additional acres of unimproved land for an aggregate purchase price of approximately $40.0 million. As of August 31, 1997, these properties were approximately 84.2% leased to 15 tenants, with a weighted average remaining lease term of approximately 82 months.

         o Fort Washington: On August 15, 1997, the Company acquired two office properties containing approximately 211,000 net rentable square feet located in Fort Washington, Montgomery County, Pennsylvania for an aggregate purchase price of approximately $16.9 million. As of August 31, 1997, these properties were approximately 97.1% leased to 46 tenants, with a weighted average remaining lease term of approximately 15 months.

Properties under Negotiation

         As of the date of this Prospectus, the Company is negotiating the terms of agreements of sale and collateral documents with various unaffiliated sellers for the acquisition of additional office and industrial properties and unimproved land. The aggregate purchase price of these properties and land is approximately $104.1 million. The Company anticipates that, if and when entered into, the agreements of sale for the properties under negotiation will contain due diligence contingency provisions that will allow the Company to conduct extensive investigations of such properties and will give the Company the right to terminate such contracts with a full refund of earnest money if the Company becomes dissatisfied with the properties, in its sole discretion, during the review period or will contain specified conditions to the obligation of the Company to consummate the transactions provided for therein. The purchase price for the properties under negotiation is expected to be funded primarily from cash reserves of the Company or from borrowings under the Credit Facility. In addition, the Company or the Operating Partnership may consider issuing additional equity or debt securities to finance potential acquisitions. There can be no assurance, however, that any of the properties under negotiation will be acquired.

         As of the date of this Prospectus, the Company is also negotiating with third parties the terms of joint venture agreements pursuant to which the Company would acquire, through joint ventures, an office property and unimproved land involving equity contributions and loans by the Company aggregating approximately $23.5 million. There can be no assurance, however, that the Company will enter into any of such joint ventures or, if entered into, that such joint ventures will receive approvals necessary to permit development of buildings thereon.

Recent Share Offering

         On July 22, 1997, the Company completed an equity offering in which it raised aggregate net proceeds of approximately $226.1 million (including proceeds from the exercise by the underwriters of an over-allotment option). Such net proceeds were used to repay borrowings under the Credit Facility and to fund property acquisitions.

Declaration of Trust Amendment

         On September 4, 1997, the Company's Declaration of Trust was amended by the Board of Trustees, pursuant to authority contained therein, to increase the number of authorized Common Shares from 25,000,000 to 100,000,000.

                                     THE OFFERING


Common Shares offered hereby..................................    786,840
Common Shares to be outstanding after the Offering............ 23,653,496(1)
Use of Proceeds............................................... To fund property acquisitions and for working capital purposes.
AMEX Symbol................................................... BDN


______________

(1) Includes: 317,450 Common Shares reserved for issuance upon the conversion of units of limited partnership interests ("Units") in the Operating Partnership into Common Shares. Excludes: (i) 715,438 Common Shares reserved for issuance, at exercise prices of $19.50 and $25.50 per share, upon the exercise of warrants, in respect of 582,105 and 133,333 Common Shares, respectively; (ii) 46,666 Common Shares reserved for issuance, at exercise prices of $14.31 and $6.21 per share, upon the exercise of options in respect of 33,333 and 13,333 Common Shares, respectively.


                                   USE OF PROCEEDS

    The net proceeds to the Company from the Offering, after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering, are expected to be approximately $16.6 million. The Company will contribute all of the net proceeds to the Operating Partnership, which will use such contribution to make additional acquisitions of office or industrial properties and for working capital purposes. Pending the application of the net proceeds from the Offering, the Company will invest such portion of the net proceeds in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with the Company's intention to qualify for taxation as a REIT.

                PRICE RANGE OF COMMON SHARES AND DISTRIBUTION HISTORY

    The Common Shares are traded on the AMEX under the symbol "BDN." On September 4, 1997, there were approximately 301 holders of record of the Common Shares. On September 11, 1997, the last reported sale price of the Common Shares on the AMEX was $22.25. The following table sets forth the quarterly high and low closing sale price per share reported on the AMEX for the indicated periods and the distributions paid by the Company with respect to each such period after giving effect to the one-for-three reverse split of the Common Shares effected on November 25, 1996.




                                                               Share Price   Share Price        Distributions
                                                                  High          Low         Declared for Quarter
                                                                  ----          ---         --------------------
First Quarter 1995.........................................      $14 1/4        $10 1/2            $1.20(1)
Second Quarter 1995........................................      $12 3/8        $10 11/16          $0.15
Third Quarter 1995.........................................      $11 13/16      $10 11/16          $0.15
Fourth Quarter 1995........................................      $11 1/4        $10 1/8            $0.15
                                                                 ---------      ---------          --------

First Quarter 1996.........................................      $16 5/16       $10 1/2            $0.18(2)
Second Quarter 1996........................................      $22 1/8        $15 15/16          $0.18(3)
Third Quarter 1996.........................................      $18 3/8        $17 1/16           $0.21(4)
Fourth Quarter 1996........................................      $19 3/4        $15                $0.25(5)
                                                                 ---------      ---------          --------

First Quarter 1997.........................................      $22            $19 3/8            $0.35
Second Quarter 1997........................................      $20 3/4        $18 3/8            $0.36
Third Quarter 1997 (through September 11,1997)..............     $22 3/8        $20 1/4            $0.36(6)


___________
(1) Includes a regular distribution of $0.15 plus extraordinary distributions related to the refinancing of properties in 1995.

(2) On May 1, 1996, the Company declared a distribution of $0.18 per share relating to first quarter operations that was paid to shareholders of record as of May 10, 1996.

(3) On July 11, 1996, the Company declared a distribution of $0.18 per share relating to second quarter operations that was paid to shareholders of record as of July 26, 1996.

(4) On November 1, 1996, the Company declared a distribution of $0.21 per share relating to third quarter operations that was paid to shareholders of record as of November 11, 1996.

(5) Represents a distribution at a rate per share of $0.21 for the period from October 1, 1996 through December 1, 1996 (the day prior to the closing of the December 2, 1996 public offering of Common Shares) and a distribution at a rate per share of $0.35 for the period from December 2, 1996 through December 31, 1996.

(6) Represents a distribution payable October 9, 1997 to shareholders of record as of September 9, 1997. This distribution will not be payable on Common Shares purchased in the Offering.

    Future distributions by the Company will be at the discretion of the Board of Trustees and will depend on the actual cash flow of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, and such other factors as the Board of Trustees deems relevant. There can be no assurance that such distributions will be made by the Company.

                                     UNDERWRITING


         Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, Smith Barney Inc. (the "Underwriter") has agreed to purchase, and the Company has agreed to sell to such Underwriter, 786,840 Common Shares.

         The Underwriting Agreement provides that the obligations of the Underwriter to pay for and accept delivery of the shares offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriter is obligated to take and pay for all of the Common Shares offered hereby if any such shares are taken.

         The Underwriter intends to deposit the shares with the trustee of The Equity Focus Trusts - REIT Portfolio Series, 1997 (the "Trust") a registered unit investment trust under the Investment Company Act of 1940, as amended, to which Smith Barney Inc. acts as sponsor and depositor, in exchange for units in the Trust. The Underwriter is an affiliate of the Trust.

         In connection with this Offering and in compliance with applicable law, the Underwriter may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Shares at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Shares or effecting purchases of the Common Shares for the purpose of pegging, fixing or maintaining the price of the Common Shares. The Underwriter is not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

         In connection with its July 1997 public offering of Common Shares, the Operating Partnership, the Company, its Trustees and executive officers, and certain shareholders of the Company designated by the Underwriters, agreed, subject to certain limited exceptions, not to sell, offer to sell, solicit an offer to buy, contract to sell, grant any option to purchase or otherwise transfer or dispose of any Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares until October 20, 1997, without the prior written consent of the Underwriter, except, in the case of the Company and the Operating Partnership, for the issuance of such securities in connection with the acquisition of any office or industrial property, upon the redemption of any Units, or upon the exercise of any options or warrants of the Company.

         The Company and the Underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

         Smith Barney Mortgage Capital Group, Inc., an affiliate of Smith Barney Inc., is one of the lenders under the Credit Facility and was one of the lenders under an additional credit facility that was repaid at the time the Credit Facility was increased. Smith Barney Mortgage Capital Group, Inc. is entitled to receive a pro rata portion of the fee on the unused portion of the Credit Facility equal to 1/4% per annum. In addition, the Underwriter has engaged, and may in the future engage, in investment banking activities on behalf of the Company.

                                       EXPERTS

    The financial statements and schedules incorporated by reference in the accompanying Prospectus (other than the financial statements identified in the next sentence) have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports and are included herein in reliance upon the authority of said firm as experts in giving said reports.

    The financial statements with respect to 1000/2000 West Lincoln Drive, 3000 West Lincoln Drive and 4000/5000 West Lincoln Drive incorporated by reference in the accompanying Prospectus by reference to the Current Report on Form 8-K of the Company, dated June 27, 1997, have been audited by Zelenkofske, Axelrod & Company, Ltd., independent public accountants, as indicated in their report and are included herein in reliance upon the authority of said firm as experts in giving said report.

                                    LEGAL MATTERS

    The validity of the Common Shares offered hereby, as well as certain legal matters relating to the Company, will be passed upon for the Company by Pepper, Hamilton & Scheetz LLP, Philadelphia, Pennsylvania. Certain legal matters related to the Offering will be passed upon for the Underwriter by Battle
Fowler LLP, New York, New York. Pepper, Hamilton & Scheetz LLP and Battle Fowler LLP will rely on Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland, as to certain matters of Maryland law.

                                     TAX MATTERS

    The statements in the accompanying Prospectus under the caption "Federal Income Tax Considerations" and the other statements herein and therein relating to the Company's qualification as a REIT and the taxation of the Company's shareholders, are based upon the opinion of Arthur Andersen LLP.

                                AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), pursuant to the Exchange Act. Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and at Citicorp Center,
Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Such material can also be inspected and copied at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

    The Company files information electronically with the Commission, and the Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants (including the Company) that file electronically with the Commission. The address of the Commission's Web Site is (http://www.sec.gov).

    The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act and the rules and regulations promulgated thereunder, with respect to the Common Shares offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information concerning the Company and the Common Shares, reference is made to the Registration Statement and the exhibits filed therewith, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

 PROSPECTUS

                               BRANDYWINE REALTY TRUST

                                     $500,000,000

           Preferred Shares, Common Shares, Depositary Shares and Warrants

    Brandywine Realty Trust (the "Company") may from time to time offer (i) in one or more series its preferred shares of beneficial interest, $0.01 par value per share ("Preferred Shares"); (ii) common shares of beneficial interest, $0.01 par value per share ("Common Shares"); (iii) in one or more series its Preferred Shares represented by depositary shares (the "Depositary Shares"); and (iv) warrants to purchase Preferred Shares, Common Shares or Depository Shares (the "Warrants") with an aggregate public offering price of up to $500,000,000 (or its equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Preferred Shares, Common Shares, Depositary Shares and Warrants (collectively, the "Securities") may be offered, separately or together, in separate series (with respect to Preferred Shares and Depositary Shares) in amounts, at prices and on terms to be described in one or more supplements to this Prospectus (a "Prospectus Supplement").

    The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Preferred Shares, the specific title and stated value, any distribution, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (ii) in the case of Common Shares, any initial public offering price; (iii) in the case of Depositary Shares, the fractional Preferred Shares represented by each Depositary Share; and (iv) in the case of Warrants, the Securities as to which such Warrants may be exercised, the duration, offering price, exercise price and detachability. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to assist in maintaining the status of the Company as a real estate investment trust for federal income tax purposes.

    The applicable Prospectus Supplement also will contain information, where applicable, about the material U.S. federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement, not contained in this Prospectus.

    The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.

    See "Risk Factors" beginning on page 4 of this Prospectus for certain factors relevant to an investment in the Securities.

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
              SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
                  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                         REPRESENTATION TO THE CONTRARY IS A
                                  CRIMINAL OFFENSE.

             THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED
                   ON OR ENDORSED THE MERITS OF THIS OFFERING.  ANY
                     REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                  The date of this Prospectus is February 14, 1997.

                                AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), pursuant to the Exchange Act. Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Such material can also be inspected and copied at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

    The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act and the rules and regulations promulgated thereunder, with respect to the Securities offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information concerning the Company and the Securities, reference is made to the Registration Statement and the exhibits filed therewith, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The documents listed below filed by the Company with the Commission (File No. 1-9106) are incorporated herein by reference:

    a. The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

    b. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;

    c. The Company's Current Reports on Form 8-K dated January 19, 1996, June 21, 1996, August 1, 1996, September 6, 1996, November 27, 1996,
         December 16, 1996 and February 7, 1997, and amended Current Reports on Form 8-K/A dated February 5, 1997 and February 13, 1997;

    d. The Company's Prospectus filed with the Commission pursuant to Rule 424(b) on November 27, 1996 relating to the Company's Registration Statement on Form S-11 (Registration No. 333-13969) declared effective on November 25, 1996; and

    e. The description of the Common Shares contained in the Company's Registration Statement on Form 8-A dated March 24, 1986, as amended by a Form 8 dated June 4, 1986, as further amended by a Form 8 dated July 23, 1986 and as further amended by a Form 8-A/A dated December 23, 1996 and any other reports or amendments filed for the purpose of updating such description.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any applicable Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

    Copies of all documents which are incorporated by reference (not including the exhibits to such documents unless such exhibits are specifically incorporated by reference in such document) will be provided without charge to each person, including any shareholder, to whom this Prospectus is delivered, upon written or oral request. Requests should be directed to Brandywine Realty Trust, 16 Campus Boulevard, Newtown Square, Pennsylvania 19073, Attention:
Secretary  (telephone number: (610) 325-5600).


                                     THE COMPANY

    The following summary is qualified in its entirety by the more detailed descriptions and the financial information and statements, and the notes thereto, appearing elsewhere and incorporated by reference in this Prospectus. As used herein, the term "Company" includes Brandywine Realty Trust and its subsidiaries and affiliated entities, including Brandywine Operating Partnership, L.P. (the "Operating Partnership") unless the context indicates otherwise.

General

    The Company is a self-administered, self-managed and fully integrated real estate investment trust ("REIT") engaged in the ownership, management, leasing, acquisition and development of primarily suburban office properties. As of January 1, 1997, the Company owned a portfolio of 34 office buildings and three industrial facilities (collectively, the "Properties") that contain an aggregate of approximately 2.0 million net rentable square feet. Thirty-four of the 37 Properties are located in the Suburban Philadelphia Office and Industrial Market (as defined below). The Company's property portfolio increased on January 24, 1997 upon the Company's acquisition of an additional five office buildings containing an aggregate of approximately 290,000 net rentable square feet. The Company also owns an interest in and operates a commercial real estate management services company (the "Management Company") that as of January 1, 1997 managed approximately 2.6 million net rentable square feet (including 36 of the Properties). The term "Suburban Philadelphia Office and Industrial Market" or "Market" means the areas comprised of the following counties: Bucks, Chester, Delaware, Lehigh, Montgomery and Northampton in Pennsylvania and Burlington and Camden in New Jersey.

    The Company carries on its activities directly and through subsidiaries.
As of the date of this Prospectus, the Company holds fee title to one of the Properties and holds interest in subsidiaries (including the Operating Partnership) that, in turn, either own the Properties in fee or hold interests in partnerships that own the Properties in fee. The Company is the sole general partner of the Operating Partnership, which was formed as a vehicle to: (i) consolidate the Company's real estate holdings; (ii) facilitate future acquisitions; (iii) enable the Company to comply with certain requirements under the Internal Revenue Code of 1986 (the "Code") relating to REITs; and (iv) preserve certain tax advantages to persons contributing properties to the Company. As the sole general partner of the Operating Partnership, the Company generally has the exclusive power to manage and conduct the business of the Operating Partnership. As of January 1, 1997, the Company had an approximately 95.5% interest in the Operating Partnership.

    The Company conducts its real estate management services through the Management Company. Through the Management Company, the Company also manages properties on behalf of unaffiliated third parties. Through its ownership of preferred stock and common stock of the Management Company, the Operating Partnership is entitled to receive 95% of amounts paid as dividends by the Management Company.

    The Company was organized as a Maryland real estate investment trust in 1986. The Company's principal executive offices are located at 16 Campus Boulevard, Newtown Square, Pennsylvania 19073 and its telephone number is 610-325-5600.

                                     RISK FACTORS

    An investment in the Securities involves various risks. Prospective investors should carefully consider the following information in conjunction with the other information contained in the Prospectus before making a decision to purchase Securities offered hereby.

Limited Geographic Concentration

    Thirty-four of the 37 Properties owned by the Company as of January 1, 1997 are located in the Suburban Philadelphia Office and Industrial Market. In addition, a fundamental element of the Company's growth strategy is to acquire additional properties in the Market. Consequently, the Company is dependent upon the demand for office and other commercial space in the Market. The Company's revenue and the value of the Properties may be affected by a number of factors in the Market, including the local economic climate (which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply of, or reduced demand for, office and other competing commercial properties). Therefore, the Company's performance and its ability to make distributions to shareholders will likely be dependent, to a large extent, on the economic conditions in the Market.

Redemption of Preferred Shares

    Prior to the occurrence of a Conversion Approval (as defined below), a class of outstanding Preferred Shares, designated as Series A Convertible Preferred Shares (the "Series A Preferred Shares"), are convertible into up to 181,325 Common Shares, and following the occurrence of a Conversion Approval, the Series A Preferred Shares will be convertible into an additional 1,424,735 Common Shares. A "Conversion Approval" means approval of the unlimited conversion of the Series A Preferred Shares into Common Shares by a majority of the votes cast by holders of Common Shares at a meeting of shareholders in which holders of the Series A Preferred Shares have no right to vote. In the event that a Conversion Approval has not occurred by July 1, 1997, holders of the Series A Preferred Shares will become entitled to receive distributions equal to 120% of the distributions payable in respect of the number of Common Shares into which such Series A Preferred Shares are convertible (i.e., an aggregate of 1,606,060) (the "Conversion Number"). In the event that a Conversion Approval has not occurred by July 1, 1998, holders of the Series A Preferred Shares will have the right to require the Company to redeem their Series A Preferred Shares at a price (the "Redemption Price") equal to the greater of: (i) the product of
(a) $16.50 plus an amount (the "Return Amount") equal to 8.0% of $16.50 per annum from the date of issuance of the Series A Preferred Shares through the redemption date less an amount (not to exceed the Return Amount) equal to distributions actually received by the holder on account of such Series A Preferred Shares and (b) the Conversion Number, and (ii) the product of the market price of a Common Share and the Conversion Number. If the Company is required to redeem the Series A Preferred Shares, it is expected that the Company would be required to significantly increase the leverage on its portfolio or sell a significant number of Properties in order to finance such redemption, either of which events would likely materially and adversely affect the cash available for distribution and the market price for the Common Shares. In addition, a mandatory redemption by the Company of the Series A Preferred Shares could require the Company, on its own behalf or through the Operating Partnership, to borrow funds on a short-term basis to meet the distribution requirements applicable to REITS. In such instances, the Company, in order to avoid the adverse tax consequences associated with loss of REIT status, might need to: (i) borrow funds even if management believed that then prevailing market conditions generally were not favorable for such borrowings or that such borrowings would not be advisable in the absence of such tax considerations; and/or (ii) liquidate certain of its investments on adverse terms. See "Description of Shares of Beneficial Interest - Preferred Shares."

Risks Associated with the Recent Acquisition of Many of the Company's Properties; Lack of Operating History

    Thirty-three of the 37 Properties owned by the Company as of January 1, 1997 were acquired in 1996. These recently acquired Properties may have characteristics or deficiencies unknown to the Company affecting their valuation or revenue potential, and it is also possible that the operating performance of such Properties may decline under the Company's management. The Company's ability to manage its growth effectively will require it to successfully integrate its new acquisitions into its existing

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management structure.  As the Company acquires additional properties, the
Company will be subject to risks associated with managing new properties, including lease-up and tenant retention. No assurances can be given that the Company will be able to succeed with such integration or effectively manage additional properties or that newly acquired properties will perform as expected. In addition, the Company's ability to manage its growth effectively will depend on whether the integration of the management team that joined the Company's existing management structure in 1996 in connection with a transaction (the "SSI/TNC Transaction") involving the Company's acquisition of 19 Properties will, over time, prove to be successful. In connection with the SSI/TNC Transaction, the Company added approximately 20 administrative, property management, leasing, marketing, and related personnel previously employed by The Nichols Company ("TNC"). There can be no assurance that the integration of these additional employees into the Company's organization will be successful or that the Company will manage the combined operations effectively.

Risks Relating to Distributions

    The Company pays regular distributions to its shareholders. Additional Common Shares that may in the future be issued to finance acquisitions or upon the exercise of options or warrants or otherwise will increase required cash available for distribution to make anticipated distributions to shareholders.
In addition, if the distribution preference payable on the Series A Preferred Shares increases as a result of the failure of a Conversion Approval to occur by July 1, 1997, such event will also increase required cash available for distribution needed for the Company to maintain its proposed new distribution rate. In addition, the Company's ability to make distributions will depend, in large part, on the performance of its Properties and any other properties it may acquire in the future, including occupancy levels, the Company's ability to enter into new leases upon expiration of current leases and costs associated with the renewal or reletting of space, expenditures with respect to existing and newly acquired properties, the amount of the Company's debt and the interest rates thereon, default or bankruptcy by tenants and other costs relating to the Properties, as well as the absence of significant expenditures relating to environmental or other regulatory matters. Most of these matters are beyond the control of the Company and any significant difference between the Company's expectations with respect to these matters and actual results could have a material adverse effect on the Company and its ability to make or sustain distributions.

Real Estate Investment Considerations

    General. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend in large part on the amount of income generated and expenses incurred. If the Properties do not generate revenue sufficient to meet operating expenses, including debt service, tenant improvements, leasing commissions, and other capital expenditures, the Company may have to borrow additional amounts to cover fixed costs and the Company's cash available for distribution and ability to make expected distributions to its shareholders will be adversely affected.

    The Company's revenue and the value of its Properties may be adversely affected by a number of factors, including the national economic climate; the local economic climate; local real estate conditions; the perceptions of prospective tenants of the attractiveness of the property; the ability of the Company to manage and maintain the Properties and secure adequate insurance and increased operating costs (including real estate taxes and utilities). In addition, real estate values and income from properties are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

    Significant Lease Expirations. The Company is subject to the risk that, upon expiration, leases may not be renewed, the space may not be relet, or the terms of renewal or reletting (including the cost of required renovations) may be less favorable than the current lease terms. Leases accounting for approximately 14.9% of the aggregate annualized base rents from the Properties as of December 31, 1996 (representing approximately 13.0% of the net rentable square feet at the Properties) expire without penalty or premium through the end of 1997, and leases accounting for approximately 7.0% of aggregate annualized base rent from the Properties as of December 31, 1996 (representing approximately 7.5% of the net rentable square feet at the Properties) are scheduled to expire in 1998. Other leases grant their tenants early termination rights upon payment of a termination penalty. The Company has estimated the expenditures for new and renewal leases for 1997 and 1998 but no assurances can be given that the Company has correctly estimated such expenses. Lease expirations will require the Company to locate new tenants and negotiate replacement leases with such tenants. Replacement leases typically require the Company to incur tenant improvements, other tenant inducements and leasing commissions, in each case, which may be higher than the costs relating to renewal leases. If the Company is unable to promptly relet or renew leases for all or a substantial portion of this space, if the rental rates upon such renewal or reletting are significantly lower than expected or if the Company's reserves for these purposes prove inadequate, the Company's cash available for distribution and ability to make expected distributions to shareholders could be adversely affected.

    Financially Distressed Tenants. In the event of any default by a tenant, the Company may experience delays in enforcing its rights as a landlord and may incur substantial costs in protecting its investment. In addition, at any time a tenant of the Properties may seek the protection of bankruptcy laws, which could result in the rejection and termination of such tenant's lease and thereby cause a reduction in cash available for distribution to shareholders. There can be no assurance that these or other tenants will not reject their leases in a bankruptcy proceeding or that the Company will not experience significant tenant defaults in the future, each of which could have an adverse effect on the Company's revenues and cash available for distribution to shareholders.

    Competition. The Company competes with a number of real estate developers, operators, and institutions for tenants and acquisition opportunities. Many of these competitors have significantly greater resources than the Company. No assurances can be given that such competition will not adversely affect the Company's revenues and cash available for distribution to shareholders.

    Illiquidity of Real Estate. Equity real estate investments are relatively illiquid and therefore tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Code limits the Company's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to shareholders.

    Changes in Laws. Because increases in income and service taxes are generally not passed through to tenants under leases, such increases may adversely affect the Company's cash flow and its ability to make expected distributions to shareholders. The Properties are also subject to various federal, state, and local regulatory requirements, such as requirements of the Americans With Disabilities Act of 1990 (the "ADA") and state and local fire and safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. The Company believes that the Properties are currently in material compliance with all such requirements. However, there can be no assurance that these requirements will not change or that new requirements will not be imposed which would require significant unanticipated expenditures by the Company and could have an adverse effect on the Company's cash flow and ability to make distributions.

    Compliance with Americans with Disabilities Act. Under the ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Compliance with the ADA requirements could require removal of access barriers and noncompliance could result in imposition of fines by the U.S. government or an award of damages to private litigants. Although the Company believes that the Properties are in material compliance with these requirements, the Company may incur additional costs to comply with the ADA. Although the Company believes that such costs will not have a material adverse effect on the Company, if required changes involved a greater expenditure than the Company currently anticipates, the Company's ability to make expected distributions could be adversely affected.

    Risks Associated with Partnership and Joint Venture Property Ownership Structures. The Company owns its interests in all but one of its Properties through the Operating Partnership. In addition, the Company may also participate with other entities in property ownership through joint ventures or partnerships in the future. Partnership or joint venture investments may, under certain circumstances, involve risks not otherwise present, including the possibility that the Company's partners or coventurers might become bankrupt, that such partners or co-venturers might at any time have economic or other business interests or goals which are inconsistent with the business interests or goals of the Company and that such partners or co-venturers may be in a position to take action contrary to the Company's instructions or requests or contrary to the Company's policies or objectives, including the Company's policy with respect to maintaining its qualification as a REIT. The Company will, however, seek to maintain sufficient control of such partnerships or joint ventures to permit the Company's business objectives to be achieved.

There is no limitation under the Company's organizational documents as to the amount of funds that may be invested in partnerships or joint ventures.

Risks Associated with Indebtedness

    Debt Financing and Existing Debt Maturities. The Company will be subject to risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest and, the risk that existing indebtedness on the Properties (which in all cases will not have been fully amortized at maturity) will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. On December 2, 1996 the Company entered into an $80 million revolving credit facility (the "Credit Facility") that has a term of two years. If principal payments due at maturity cannot be refinanced, extended, or paid with the proceeds of other capital transactions, such as new equity capital, the Company may not be able to pay distributions at expected levels and to repay all such maturing debt. Furthermore, if prevailing interest rates or other factors at the time of refinancing (such as the reluctance of lenders to make commercial real estate loans) result in higher interest rates, the interest expense relating to such refinanced indebtedness would increase, which could adversely affect the Company's cash flow and its ability to make expected distributions to its shareholders. In addition, if the Company is unable to meet its obligations under any of its mortgage financings (including the Credit Facility), the Properties securing such indebtedness could be foreclosed on, which would have a material adverse effect on the Company and its ability to make distributions and, depending on the number of Properties foreclosed on, could threaten the continued viability of the Company.

    Risk of Rising Interest Rates and Variable Rate Debt. Increases in interest rates on variable rate indebtedness would increase the Company's interest expense, which could adversely affect the Company's cash flow and its ability to pay distributions to shareholders. The Credit Facility bears interest at a variable rate.

    No Limitation on Debt. Although the Company has adopted a policy that limits the debt to total market capitalization ratio of the Company to 50%, the organizational documents of the Company do not contain any limitation on the amount of indebtedness the Company may incur. Accordingly, the Board of Trustees could alter or eliminate this policy. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's cash flow and, consequently, Cash Available for Distribution and could increase the risk of default on the Company's indebtedness.

Risks of Acquisition, Development and Renovation Activities

    The Company intends to continue acquiring office and industrial properties. Acquisitions of office and industrial properties entail risks that investments will fail to perform in accordance with expectations. Estimates of renovation costs and costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment.

    The Company anticipates that future acquisitions and renovations may be financed through a combination of advances under the Credit Facility, other lines of credit and other forms of secured or unsecured financing. If new developments are financed through construction loans, there is a risk that, upon completion of construction, permanent financing for newly developed properties may not be available or may be available only on disadvantageous terms.

    While the Company has generally limited its acquisition, development, renovation, management, and leasing business primarily to the Market, it is possible that the Company will in the future expand its business to new geographic markets. The Company will not initially possess the same level of familiarity with new markets outside of the Suburban Philadelphia Office and Industrial Market, which could adversely affect its ability to acquire, develop, manage, or lease properties in any new localities. Changing market conditions, including competition from other purchasers of suburban office and industrial properties, may diminish the Company's opportunities for attractive additional acquisitions.

    The Company also intends to review from time to time the possibility of developing and constructing office buildings and other commercial properties. Risks associated with the Company's development and construction activities may include: (i) abandonment of development opportunities; (ii) construction costs of a property exceeding original estimates, possibly making the property uneconomical; (iii) occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable; (iv) financing may not be available on favorable terms for development of a property; and (v) construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. In addition, new development activities, regardless of whether they would ultimately be successful, typically require a substantial portion of management's time and attention. Development activities would also be subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

Tax Risks

    Consequences of Failure to Qualify as a REIT. Since 1986, the Company has operated, and continues to operate, in such a manner as to qualify as a REIT under the Code. Although the Company believes that it is currently organized and will continue to operate so as to qualify as a REIT, no assurance can be given that the Company will qualify or remain qualified as a REIT in the future. Qualification as a REIT involves the application of highly technical and complex Code provisions, many of which have only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within the Company's control may affect its ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of the Company's gross income in any year must be derived from qualifying sources and the Company must pay distributions to its shareholders aggregating at least 95% of its REIT taxable income (excluding net capital gains). The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Code is even greater in the case of a REIT that holds its assets in partnership form. In addition, no assurance can be given that future legislation, new regulations, administrative interpretations, or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the Federal income tax consequences of such qualification. See "Federal Income Tax Considerations."

    One of the requirements for maintaining REIT status is that a REIT not own more than 10% of the voting stock of a corporation other than the stock of a qualified REIT subsidiary (of which the REIT is required to own all of such stock) and stock in another REIT. The Operating Partnership owns 5% of the voting common stock and all of the non-voting preferred stock of the Management Company and, therefore, the Company believes it will comply with this rule. However, the IRS could contend that the Operating Partnership's ownership of all of the non-voting preferred stock of the Management Company should be viewed as voting stock because of its substantial economic position in the Management Company. If the IRS were to be successful in such a contention, the Company's status as a REIT would be lost and the Company would become subject to Federal corporate income tax on its net income, which would have a material adverse affect on the Company's cash available for distribution. See "Federal Income Tax Considerations."

    If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at the applicable corporate rate. In addition, unless it were entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This disqualification would reduce the funds of the Company available for investment or distribution to shareholders because of the additional tax liability of the Company for the year or years involved. If the Company were to fail to qualify as a REIT, it no longer would be subject to the distribution requirements of the Code. To the extent that distributions to shareholders would have been made in anticipation of the Company's qualifying as a REIT, the Company might be required to borrow funds or to liquidate certain of its investments to pay the applicable tax.

    Required Distributions; Potential Requirement to Borrow. To obtain the favorable tax treatment associated with qualification as a REIT, the Company generally will be required each year to distribute to its shareholders at least 95% of its REIT taxable income (excluding net capital gain). In addition, the Company will be subject to tax on its undistributed net taxable income and net capital gain, and a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income plus 95% of its capital gain net income for the calendar year, plus certain undistributed amounts from prior years.

    The Company intends to make distributions to its shareholders to comply with the distribution provisions of the Code and to avoid income and other taxes. The Company's income will consist primarily of the Company's share of the income of the Operating Partnership and the Properties it owns directly, and the Company's cash flow will consist primarily of its share of distributions from the Operating Partnership and cash flow from the Properties it owns directly. Differences in timing between the receipt of income and the payment of expenses in arriving at taxable income (of the Company or the Operating Partnership), the effect of required debt amortization payments and the possible redemption by the Company of the Preferred Shares could require the Company, on its own behalf or through the Operating Partnership, to borrow funds on a short-term basis to meet the distribution requirements in order to remain qualified as a REIT. In such instances, the Company, in order to avoid adverse tax consequences, might need to: (i) borrow funds even if management believed that then prevailing market conditions generally were not favorable for such borrowings or that such borrowings would not be advisable in the absence of such tax considerations; and/or (ii) liquidate investments on adverse terms.

    Consequences of Failure of the Operating Partnership (or a Subsidiary Partnership) to be Treated as a Partnership. If the IRS were to successfully challenge the tax status of the Operating Partnership or any of its subsidiary partnerships for federal income tax purposes, the Operating Partnership or the affected subsidiary partnership would be taxable as a corporation. In such event, the Company would cease to qualify as a REIT for federal income tax purposes. The imposition of a corporate tax on the Operating Partnership or any of the subsidiary partnerships would also reduce the amount of cash available for distribution to the Company and its shareholders. See "Federal Income Tax Considerations-Income Taxation of the Operating Partnership, the Title Holding Partnerships and Their Partners."

    Other Tax Liabilities. Even if the Company qualifies as a REIT, it will be subject to certain federal, state and local taxes on its income and property. In addition, the Management Company generally is subject to federal and state income tax at regular corporate rates on its net taxable income, which will include the Management Company's management, leasing and related service business. If the Company has net income from a prohibited transaction, such income will be subject to a 100% tax. See "Federal Income Tax Considerations."

    Real Estate Transfer Taxes. The transfers of certain Properties to the Operating Partnership or a subsidiary partnership were structured as transfers of 89% of the capital interests and 99% of the cash flow and profits interests in the limited partnerships owning such Properties with the residual interests to be acquired by the Operating Partnership not later than September 1999. This transaction structure is intended to comply with the provisions of informal advice from the Pennsylvania Department of Revenue to the effect that such transfers are not subject to Pennsylvania real estate transfer taxes. However, the Company has not obtained a formal ruling from the Pennsylvania Department of Revenue on this issue. If the Company desired or were required, for financing purposes or otherwise, to acquire such residual interests within such period, the Company could be required to pay real estate transfer taxes in an amount aggregating approximately $640,000.

Possible Environmental Liabilities

    General. Under various Federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with contamination. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property. All of the Properties have been subject to a Phase I or similar environmental site assessment (which involves general inspections without soil sampling or groundwater analysis) completed by independent environmental consul-tants. Except as indicated below with respect to the Whitelands Business
Park in Exton, Pennsylvania (the "Whitelands Property"), these environmental site assessments have not revealed any significant environmental liability, nor is the Company aware of any environmental liability with respect to the Properties that the Company's management believes would have a material adverse effect on the Company. An environmental assessment has identified environmental contamination of potential concern with respect to the Whitelands Property. Petroleum products, solvents and heavy metals were detected in the groundwater. These contaminants are believed to be associated with debris deposited by third parties in a quarry formerly located on the Whitelands Property. The Whitelands Property previously appeared on the Comprehensive Environmental Response Compensation and Liability Information System List, a list maintained by the United States Environmental Protection Agency (the "EPA") of abandoned, inactive or uncontrolled hazardous waste sites which may require cleanup. The EPA conducted a preliminary assessment of the Property in 1984, and subsequently the Whitelands Property was removed from the list. While the Company believes it is unlikely that it will be required to undertake remedial action with respect to such contamination, there can be no assurance in this regard. If the Company were required to undertake remedial action on the Whitelands Property, it has been indemnified through August 2001 against the cost of such remediation by Safeguard Scientifics, Inc. ("SSI") subject to a limitation of approximately $2.0 million. In the event SSI is unable to fulfill its obligations under its indemnity agreement or the Company is required to undertake remedial action after the expiration of the indemnity, the costs associated with any remediation could materially and adversely impact Cash Available for Distribution. Because the Company does not believe that any remediation at the Whitelands Property is probable, no amounts have been accrued for any such potential liability.

    No assurance can be given that existing environmental studies with respect to the Properties reveal all environmental liabilities or that any prior owner of any such property did not create any material environmental condition not known to the Company. Moreover, no assurance can be given that: (i) future laws, ordinances or regulations will not impose any material environmental liability, or (ii) the current environmental condition of the Properties will not be affected by tenants and occupants of the Properties, by the condition of properties in the vicinity of the Properties (such as the presence of underground storage tanks) or by third parties unrelated to the Company.

Uninsured Losses

    The Company carries comprehensive liability, fire, flood (where appropriate), extended coverage, and rental loss insurance for the Properties with policy specification and insured limits which the Company believes are adequate and appropriate under the circumstances. There are certain types of losses (such as from nuclear accidents, wars, civil disturbances, and environmental matters) that generally are not insured against because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of the insured limits occur, the Company could lose both its investment in, and anticipated future revenues and cash flow from, the affected Property and would continue to be obligated in respect of any recourse mortgage indebtedness or other financial obligations on such Property. Any such loss would adversely affect the Company. Moreover, as the general partner of the Operating Partnership, the Company will be liable for any of the Operating Partnership's unsatisfied obligations other than the non-recourse obligations.

Risks of Third-Party Management, Leasing and Related Service Business

    Possible Termination of Management Contracts. The Company intends to selectively pursue the management of properties owned by third parties. Risks associated with the management of properties owned by third parties include the risk that the management contracts (which are generally cancelable upon 30 days' notice or upon certain events, including sale of the property) will be terminated by the property owner or will be lost in connection with a sale of such property, that contracts may not be renewed upon expiration or may not be renewed on terms consistent with current terms and that the rental revenues upon which management fees are based will decline as a result of general real estate market conditions or specific market factors affecting properties managed by the Company, resulting in decreased management fee income.

    Possible Adverse Consequences of Lack of Control Over the Business of the Management Company. In order to satisfy certain technical requirements applicable to REITs, certain of the executive officers, as partners of a general partnership that holds 95% of the voting common stock of the Management Company, and not the Company, have the ability to elect the board of directors of the Management Company. The Company is not able to elect directors of the Management Company and, consequently, the Company has no ability to influence the decisions of such entity. As a result, the board of directors and management of the Management Company may implement business policies or decisions that would not have been implemented by persons controlled by the Company and that are adverse to the interests of the Company or that lead to adverse financial results, which would adversely affect the Company's ability to pay distributions to shareholders.

Changes in Policies Without Shareholder Approval

    The investment, financing, borrowing, and distribution policies of the Company, and its policies with respect to all other activities, including its growth, debt, capitalization, distributions, REIT status, and operating policies, is determined by the Board of Trustees. Although the Board of Trustees has no present intention to amend or revise any of these policies, these policies may be amended or revised from time to time at the discretion of the Board of Trustees without notice to or a vote of the shareholders of the Company. Accordingly, shareholders may not have control over changes in policies of the Company and changes in the Company's policies may not fully serve the interests of all shareholders. A change in these policies could adversely affect the Company's distributions, financial condition, results of operations or the market price of Common Shares.

Dependence on Key Personnel

    The Company is dependent on the efforts of its executive officers, particularly Anthony A. Nichols, Sr. and Gerard H. Sweeney. While the Company believes that it could find replacements for these key personnel, the loss of their services could have an adverse effect on the operations of the Company. Messrs. Nichols and Sweeney have entered into employment agreements with the Company. However, these agreements do not restrict the ability of either Mr. Nichols or Mr. Sweeney to become employed by a competitor of the Company following termination of his employment with the Company.

Limits on Changes in Control

    Certain provisions of the Declaration of Trust and Bylaws of the Company may have the effect of delaying, deferring, or preventing a third party from making an acquisition proposal for the Company and may thereby inhibit a change in control of the Company. For example, such provisions may: (i) deter tender offers for the Common Shares, which offers may be attractive to the shareholders; or (ii) deter purchases of large blocks of Common Shares, thereby limiting the opportunity for shareholders to receive a premium for their Common Shares over then-prevailing market prices. See "Description of Shares of Beneficial Interest" and "Certain Provisions of Maryland Law and of the Company's Declaration of Trust and Bylaws." These provisions include the following:

    Ownership Limit Necessary to Maintain REIT Qualification. In order for the Company to maintain its qualification as a REIT, not more than 50% in value of the Company's outstanding Shares may be owned, actually or constructively, under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain tax-exempt entities, other than, in general, qualified domestic pension funds) at any time during the last half of any taxable year (other than the first taxable year for which the election to be taxed as a REIT has been made). In order to protect the Company against the risk of losing REIT status due to the concentration of ownership among its shareholders, the ownership limits (the "Ownership Limits") adopted by the Board of Trustees pursuant to the Declaration of Trust limits direct or indirect ownership to 9.8% in value of the outstanding Shares, subject to certain exceptions. See "Description of Shares of Beneficial Interest-Restrictions on Transfer." The Board of Trustees could waive this restriction with respect to a particular shareholder if it were satisfied, based upon the advice of tax counsel, that ownership by such shareholder in excess of the Ownership Limits would not jeopardize the Company's status as a REIT and the Board of Trustees otherwise decided such action would be in the best interests of the Company. Actual or constructive ownership of Common Shares in excess of the Ownership Limits will cause the violative transfer or ownership to be void with respect to the transferee or owner as to that number of shares in excess of the Ownership Limits and such shares will be automatically transferred to a trust for the benefit of a person to whom an interest in the Common Shares may be permissibly transferred. Such transferee shall have no right to vote such shares or be entitled to distributions with respect to such shares.

    Preferred Shares. The Company's Declaration of Trust authorizes the Board of Trustees to issue up to 5,000,000 Preferred Shares and to establish the preferences, rights, and other terms (including the right to vote and the right to convert into

Common Shares) of any shares so issued. See "Description of Shares of Beneficial Interest - Shares - Preferred Shares of Beneficial Interest." In addition to the outstanding Series A Preferred Shares, the Board of Trustees could establish a series of preferred shares that could have the effect of delaying, deferring, or preventing a tender offer or a change in control of the Company that might involve a premium price of the Common Shares or otherwise be in the best interests of the shareholders.

    Exemptions from the Maryland Business Combination Law. Under the Maryland General Corporation Law, as amended ("MGCL"), as applicable to real estate investment trusts, certain "business combinations" (including certain issuances of equity securities) between a Maryland real estate investment trust and any person who beneficially owns 10% or more of the voting power of the trust's shares (an "Interested Shareholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Shareholder becomes an Interested Shareholder. Thereafter, any such business combination must be recommended by the board of trustees and approved by two super-majority shareholder votes unless, among other conditions, the trust's common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of trustees prior to the time that the Interested Shareholder becomes an Interested Shareholder. Pursuant to the statute, the Company has exempted any business combination involving SSI, TNC, Gerard H. Sweeney (the Company's President and Chief Executive Officer) and any affiliate or associate of theirs from the business combination statute and, consequently, the five-year prohibition and the super-majority vote requirements described above will not apply to business combinations between any of them and the Company. As a result, SSI, TNC, Mr. Sweeney, and affiliates and associates thereof (including Anthony A. Nichols, Sr., the Company's Chairman of the Board) may be able to enter into business combinations with the Company, which may not be in the best interest of the shareholders, without compliance by the Company with the super-majority vote requirements and other provisions of the statute. In addition, the Company has exempted any business combination involving SERS or the SERS Voting Trust and any of their respective affiliates or associates, and Morgan Stanley Asset Management Inc. and the Morgan Stanley Funds and any of the respective affiliates or associates from the business combination statute. See "Certain Provisions of Maryland Law and of the Company's Declaration of Trust and Bylaws - Business Combinations."

    Maryland Control Share Acquisition Statute. The MGCL, as applicable to real estate investment trusts, provides that "control shares" of a Maryland real estate investment trust acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by trustees who are employees of the trust. If voting rights are not approved at a meeting of shareholders, then, subject to certain conditions and limitations, the issuer may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. Pursuant to the statute, the Company has exempted any and all acquisitions by SSI, TNC, and any current or future affiliate or associate of theirs from the control shares statute. As a result, SSI or TNC will be able to possess voting power not generally available to other persons and the effect may be to further solidify their control of the Company. In addition, pursuant to the statute, the Company has exempted any and all acquisitions by SERS and the SERS Voting Trust and any of their respective current or future affiliates or associates and Morgan Stanley Asset Management Inc. and the Morgan Stanley Funds and any of their respective current or future affiliates or associates from the control shares statute. Certain Common Shares beneficially owned by Richard M. Osborne have not been exempted from the statute. See "Certain Provisions of Maryland Law and of the Company's Declaration of Trust and Bylaws Control Share Acquisitions."

Effect on Price of Shares Available for Future Sale

    Sales of a substantial number of Common Shares, or the perception that such sales could occur, could adversely affect prevailing prices for the Common Shares. The Company has reserved as of January 1, 1997: (i) 399,567 Common Shares for issuance upon conversion of Units; (ii) 762,104 Common Shares for issuance upon exercise of outstanding options and warrants; and (iii) 1,606,060 Common Shares issuable upon conversion of the Series A Preferred Shares. No prediction can be made regarding the effect that future sales of Company securities will have on the market price of Common Shares.

Effect on Holders of Common Shares of an Issuance of Preferred Shares

    The Board of Trustees is empowered by the Company's Declaration of Trust to designate and issue from time to time one or more classes or series of Preferred Shares without shareholder approval. The Board of Trustees may determine the relative rights, preferences, and privileges of each class or series of Preferred Shares so issued. See "Description of Shares of Beneficial Interest - Shares - Preferred Shares of Beneficial Interest." Because the Board of Trustees has the power to establish the preferences and rights of each class or series of Preferred Shares, it may afford the holders in any series or class of Preferred Shares preferences, distributions, powers and rights, voting or otherwise, senior to the rights of holders of Common Shares.

Effect of Market Interest Rates on Price of Common Shares

    One of the factors that influences the market price of the Common Shares in the public market is the annual distribution rate on the shares. Increasing market interest rates may lead prospective purchasers of the Common Shares to demand a higher annual distribution rate from future distributions. Such an increase in the required distribution may adversely affect the market price of the Common Shares.

                        RATIOS OF EARNINGS TO COMBINED FIXED
                      CHARGES  AND PREFERRED SHARE DISTRIBUTIONS

    The following table sets forth the Company's ratios of earnings to combined fixed charges and preferred share distributions for the periods shown. The ratio of earnings to combined fixed charges and preferred share distributions represents the number of times fixed charges were covered by earnings. The ratio is computed by dividing fixed charges and preferred share distributions into earnings before extraordinary items plus fixed charges. Fixed charges include interest expense and amortization of debt issuance costs.



                         For the Years Ended December 31,
--------------------------------------------------------------------------------
       1995         1994        1993          1992           1991
--------------------------------------------------------------------------------
       (2)           (2)       N/A (1)       N/A (1)         N/A (1)



(1) Ratio cannot be computed as there were no fixed charges during fiscal years 1993, 1992 and 1991.
(2) Ratio calculated to be less than one-to-one coverage; the amount of the deficiency to cover fixed charges is $824,000 and $1,841,000 for fiscal years 1995 and 1994, respectively.


                                   USE OF PROCEEDS

    Unless otherwise indicated in the accompanying Prospectus Supplement, the Company will contribute or otherwise transfer the net proceeds of any sale of Securities to the Operating Partnership in exchange for additional partnership interests in the Operating Partnership, the economic terms of which will be substantially identical to the Securities sold. The Operating Partnership will use such net proceeds for general business purposes including, without limitation, the repayment of certain outstanding debt and the acquisition of office and industrial properties.

                     DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

    The following summary of the terms of the shares of beneficial interest of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to the Declaration of Trust and Bylaws of the Company, as amended, which are incorporated by reference into this Registration Statement.

General

    The Declaration of Trust of the Company, as in effect on the date of this Prospectus, provides that the Company is authorized to issue up to 30,000,000 shares of beneficial interest of the Company ("Shares"), consisting of 25,000,000 common shares of beneficial interest, par value $.01 per share ("Common Shares"), and 5,000,000 preferred shares of beneficial interest, par value $.01 per share ("Preferred Shares"). The authorized Common Shares and Preferred Shares are available for future issuance without further action by the Company's shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded.

    Both Maryland statutory law governing real estate investment trusts organized under Maryland law (the "Maryland REIT Law") and the Company's Declaration of Trust provide that no shareholder of the Company will be personally liable, by reason of his status as a shareholder of the Company, for any obligation of the Company. The Company's Bylaws further provide that the Company shall indemnify each shareholder against any claim or liability to which such shareholder may become subject by reason of his being or having been a shareholder, and that the Company shall reimburse each shareholder who has been successful, on the merits or otherwise, in the defense of a proceeding to which he has been made a party by reason of his status as such for all reasonable expenses incurred by him in connection with any such claim or liability. In addition, it is a requirement of the Declaration of Trust that all written contracts to which the Company is a party shall include a provision to the effect that shareholders shall not be personally liable thereon.

    The Declaration of Trust provides that, subject to the provisions of any class or series of preferred shares then outstanding and to the mandatory provisions of applicable law, the shareholders are entitled to vote only on the following matters: (i) election or removal of Trustees; (ii) amendment of the Declaration of Trust; (iii) a determination by the Trust to invest in commodities contracts (other than interest rate futures intended to hedge the Company against interest rate risk), engage in securities trading (as compared to investment) activities or hold properties primarily for sale to customers in the ordinary course of business; and (iv) a merger of the Company with another entity. Except with respect to the foregoing, no action taken by the shareholders of the Company at any meeting shall in any way bind the Board of Trustees.

Transfer Agent and Registrar

    The transfer agent and registrar for the Common Shares is The Bank of New York.

Shares

    Common Shares of Beneficial Interest

    Each outstanding Common Share entitles the holder thereof to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. There is no cumulative voting in the election of Trustees, which means that, subject to the voting rights of holders of Preferred Shares and such voting rights as may be granted by the Board of Trustees in connection with future issuances of Preferred Shares, the holders of a majority of the outstanding Common Shares can elect all of the Trustees then standing for election. Subject to the preferential rights of the holders of Preferred Shares and such preferential rights as may be granted by the Board of Trustees of the Company in connection with the future issuance, if any, of Preferred Shares, holders of Common Shares are entitled to such distributions as may be declared from time to time by the Board of Trustees out of funds legally available therefor.

    Holders of Common Shares have no conversion, exchange, redemption or preemptive rights to subscribe to any securities of the Company. All outstanding Common Shares will be fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, subject to the preferential rights of the holders of Preferred Shares and such preferential rights as may be granted by the Board of Trustees of the Company in connection with the future issuance, if any, of Preferred Shares, holders of Common Shares will be entitled to share ratably in the assets of the Company remaining after provision for payment of liabilities to creditors. All Common Shares have equal dividend, distribution, liquidation and other rights.

    Preferred Shares of Beneficial Interest

    The Preferred Shares authorized by the Company's Declaration of Trust may be issued from time to time in one or more series. Prior to the issuance of Preferred Shares of each such series, the Board of Trustees is required by the Maryland REIT Law and the Company's Declaration of Trust to set for each series the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption, as are permitted by the Maryland REIT Law. Such rights, powers, restrictions and limitations could include the right to receive specified distributions and payments on liquidation prior to any such payments being made to the holders of Common Shares. Under certain circumstances, the issuance of Preferred Shares could have the effect of delaying, deferring or preventing a change of control of the Company and may adversely affect the voting and other rights of the holders of the Common Shares.

    Classification or Reclassification of Preferred Shares

    The Declaration of Trust authorizes the Trustees to classify or reclassify, in one or more series, any unissued Preferred Shares by setting or changing the number of Preferred Shares constituting such series and the designation, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of such Preferred Shares.

Preferred Shares

    The Prospectus Supplement relating to any Preferred Shares offered thereby will contain the specific terms thereof, including, without limitation:

    (1)  The title and stated value of such Preferred Shares;

    (2) The number of such Preferred Shares offered, the liquidation preference per share and the offering price of such Preferred Shares;

    (3) The distribution rate(s), period(s) and /or payment date(s) or method(s) of calculation thereof applicable to such Preferred Shares;

    (4) The date from which distributions on such Preferred Shares shall accumulate, if applicable;

    (5) The procedures for any auction and remarketing, if any, for such Preferred Shares;

    (6)  The provision for a sinking fund, if any, for such Preferred Shares;

    (7)  The provision for redemption, if applicable, of such Preferred Shares;

    (8)  Any listing of such Preferred Shares on any securities exchange;

    (9) The terms and conditions, if applicable, upon which such Preferred Shares will be convertible into Common Shares of the Company, including the conversion price (or manner of calculation thereof);

    (10) Whether interests in such Preferred Shares will be represented by Depositary Shares;

    (11) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Shares;

    (12) A discussion of all material federal income tax considerations, if any, applicable to such Preferred Shares that are not discussed in this Prospectus;

    (13) The relative ranking and preferences of such Preferred Shares as to distribution rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

    (14) Any limitations on issuance of any series of Preferred Shares ranking senior to or on a parity with such series of Preferred Shares as to distribution rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

    (15) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

Series A Preferred Shares

    General

    As of the date of this Prospectus, the Company has issued 481,818 Preferred Shares, which are designated as Series A Convertible Preferred Shares ("Series A Preferred Shares").

    Dividends

    In the event that the Company pays a dividend or makes any distribution with respect to the Common Shares, regardless of the form of such distribution, the holders of the Series A Preferred Shares shall be entitled to participate with the holders of the Common Shares in all such dividends and distributions, such that the holders of the Series A Preferred Shares shall receive, with respect to each such Series A Preferred Share held, an amount equal to the product of: (i) the dividend or distribution payable with respect to each such Common Share multiplied by (ii) the number of Common Shares into which such Series A Preferred Share is convertible as of the record date for such dividend or distribution or the payment date with respect to such dividend or distribution, if there is no record date. In the event that a Conversion Approval (as defined below) has not occurred by July 1, 1997, then the holders of the Preferred Shares shall be entitled to receive, with respect to each such Series A Preferred Share held, an amount equal to the product of: (i) 120% of the dividend or distribution payable with respect to each such Common Share multiplied by (ii) the number of Common Shares into which such Series A Preferred Share is convertible as of the record date for such dividend or distribution or the payment date with respect to such dividend or distribution, if there is no record date.

    Liquidation Preference; Merger or Consolidation

    In the event of any liquidation, dissolution or winding up of the Company
(a "Liquidation"), regardless of whether such event is voluntary or otherwise, each Series A Preferred Share will entitle the holder to receive, before any distributions are made on Common Shares, an amount equal to the greater of: (i) the amount as would have been payable with respect to the Common Shares into which such Series A Preferred Share would have been convertible immediately prior to the Liquidation if a Conversion Approval had previously occurred and
(ii) the product of $16.50
multiplied by the number of Common Shares into which such Series A Preferred Shares would have been convertible immediately prior to the Liquidation if a Conversion Approval had previously occurred plus all declared but unpaid dividends. In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares or otherwise, is permitted under applicable law, amounts that would be needed if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of Series A Preferred Shares will not be added to the Company's total liabilities.

    Upon a merger, consolidation or similar transaction involving the Company, holders of Series A Preferred Shares will be entitled to receive such payments as would have been made with respect to the Common Shares into which such Series A Preferred Shares would have been convertible immediately prior to such event if a Conversion Approval had previously occurred.

    Redemption

    In the event that a Conversion Approval has not occurred by July 1, 1998, each holder of Series A Preferred Shares will have the right, at its option, to require the Company to redeem from time to time all or a portion of the Series A Preferred Shares held by it at a price per share equal to the Redemption Price. The term "Redemption Price" means, in respect of a Series A Preferred Share, the greater of: (i) the product of (a) $16.50 plus an amount (the "Return Amount") equal to 8.0% of $16.50 per annum from the date of issuance of such Series A Preferred Share to the redemption date thereof less an amount (not to exceed the Return Amount) equal to distributions actually received by the holder on account of such Series A Preferred Share and (b) the Conversion Number (as defined below) and (ii) the product of the market price of a Common Share and the Conversion Number. The term "Conversion Number" means the number of Common Shares into which a Series A Preferred Share is, or Series A Preferred Shares are, convertible. The Conversion Number, in respect of each Series A Preferred Share, is 3.33 and, in respect of all Series A Preferred Shares, is 1,606,060.

    Voting Rights

    Except as otherwise provided by law and as indicated below, the holders of Series A Preferred Shares shall be entitled to vote on all matters as to which the holders of Common Shares shall be entitled to vote, together with the holders of Common Shares as a single class, and shall be entitled to cast a number of votes equal to the Conversion Number. Holders of Series A Preferred Shares will not be entitled to vote on the unlimited convertibility of Series A Preferred Shares into Common Shares.

    Conversion Rights

    Subject to the conditions set forth below, each holder of Series A
Preferred Shares shall have the right, at any time, at such holder's option, to convert, without the payment of any additional consideration, each Series A Preferred Share held by such holder into that number of non-assessable Common Shares equal to the Conversion Number. Until Conversion Approval has occurred, the number of Common Shares that may be issued in respect of the conversion of Preferred Shares is limited to 181,325 in the aggregate. After Conversion Approval, there are no limitations on the convertibility of the Series A Preferred Shares into Common Shares. "Conversion Approval" means approval at a meeting of shareholders of the unlimited conversion of Series A Preferred Shares into Common Shares by a majority of the votes cast by holders of Common Shares. Holders of Series A Preferred Shares have no right to vote on this matter.

    If, at any time, the Company: (i) pays a dividend or makes a distribution on any of its Shares in Common Shares; (ii) subdivides its outstanding Common Shares into a greater number of Shares; (iii) combines outstanding Common Shares into a smaller number of Shares; or (iv) issues Common Shares by classification of any of its Shares, then the Conversion Number in effect immediately prior to such action shall be adjusted such that the holders of Series A Preferred Shares may receive upon conversion the number of Common Shares that such holders would have owned immediately following such action if the holders had converted their Series A Preferred Shares immediately prior to such action.

Restrictions on Transfer

    For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding Shares may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year and Shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (or during a proportionate part of a shorter taxable year).

    Because the Board of Trustees believes it is at present essential for the Company to continue to qualify as a REIT, the Declaration of Trust, subject to certain exceptions, contains provisions that restrict the number of Shares that a person may own and that are designed to safeguard the Company against an inadvertent loss of REIT status. In order to prevent any shareholder from owning Shares in an amount that would cause more than 50% in value of the outstanding Shares to be held by five or fewer individuals, the Board, pursuant to authority granted in the Declaration of Trust, has passed a resolution that, subject to certain exceptions described below, provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value of the outstanding Shares, except for Safeguard Scientifics, Inc. ("SSI") which, pursuant to a separate agreement with the Company, may own no more than 14.75% in value of the outstanding Shares (the "Ownership Limit"). The Board of Trustees, subject to limitations, retains the authority to effect additional increases to, or establish exemptions from, the Ownership Limit. The Board of Trustees, pursuant to authority granted in the Declaration of Trust, has passed a resolution that provides that, for purposes of determining applicable ownership limitations: (i) the beneficiaries of SERS (in accord with their actuarial interests therein), and not SERS or the SERS Voting Trust, shall be deemed the direct owners of Shares held by the SERS Voting Trust, and (ii) the owners of the Morgan Stanley Funds (in proportion to their ownership therein), and not such Morgan Stanley Funds nor a related entity, shall be deemed the direct owners of Shares held by such Morgan Stanley Funds.

    In addition, pursuant to the Declaration of Trust, no purported transfer of Shares may be given effect if it would result in ownership of all of the outstanding Shares by fewer than 100 persons (determined without any reference to the rules of attribution) or result in the Company being "closely held" within the meaning of Section 856(h) of the Code (the "Ownership Restrictions"). In the event of a purported transfer or other event that would, if effective, result in the ownership of Shares in violation of the Ownership Limit or the Ownership Restrictions, such transfer would be deemed void ab initio and such Shares would automatically be exchanged for "Excess Shares" authorized by the Declaration of Trust, according to rules set forth in the Declaration of Trust, to the extent necessary to ensure that the purported transfer or other event does not result in the ownership of Shares in violation of the Ownership Limit or the Ownership Restrictions.

    Holders of Excess Shares are not entitled to voting rights (except to the extent required by law), dividends or distributions. If, after the purported transfer or other event resulting in an exchange of Shares for Excess Shares and prior to the discovery by the Company of such exchange, dividends or distributions are paid with respect to Shares that were exchanged for Excess Shares, then such dividends or distributions would be repayable to the Company upon demand. While outstanding, Excess Shares would be held in trust by the Company for the benefit of the ultimate transferee of an interest in such trust, as described below. While Excess Shares are held in trust, an interest in that trust may be transferred by the purported transferee or other purported holder with respect to such Excess Shares only to a person whose ownership of the Shares would not violate the Ownership Limit or the Ownership Restrictions, at which time the Excess Shares would be automatically exchanged for Shares of the same type and class as the Shares for which the Excess Shares were originally exchanged. The Declaration of Trust contains provisions that are designed to ensure that the purported transferee or other purported holder of the Excess Shares may not receive in return for such a transfer an amount that reflects any appreciation in the Shares for which such Excess Shares were exchanged during the period that such Excess Shares were outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received would be required to be turned over to the Company.

    The Declaration of Trust also provides that Excess Shares shall be deemed to have been offered for sale to the Company, or its designee, which shall have the right to accept such offer for a period of 90 days after the later of: (i) the date of the purported transfer or event which resulted in an exchange of Shares for such Excess Shares; and (ii) the date the Board of Trustees determines that a purported transfer or other event resulting in an exchange of Shares for such Excess Shares has occurred if the Company does not receive notice of any such transfer. The price at which the Company may purchase such Excess Shares would be equal to the lesser of: (i) in the case of Excess Shares resulting from a purported transfer for value, the price per share in the purported transfer that caused the automatic exchange for such Excess Shares or, in the case of Excess Shares resulting from some other event, the market price of such Shares on the date of the automatic exchange for Excess Shares; or (ii) the market price of such Shares on the date that the Company accepts such Excess Shares. Any dividend or distribution paid to a proposed transferee on Excess Shares prior to the discovery by the Company that such Shares have been transferred in violation of the provisions of the Declaration of Trust shall be repaid to the Company upon demand. If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any Excess Shares may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring or holding such Excess Shares and to hold such Excess Shares on behalf of the Company.

    The Trustees may waive the Ownership Restrictions if evidence satisfactory to the Trustees and the Company's tax counsel or tax accountants is presented showing that such waiver will not jeopardize the Company's status as a REIT under the Code. As a condition of such waiver, the Trustees may require that an intended transferee give written notice to the Company, furnish such opinions of counsel, affidavits, undertakings, agreements and information as may be required by the Trustees and/or an undertaking from the applicant with respect to preserving the status of the Company. The Ownership Restrictions will not apply if the Company determines that it no longer will attempt to qualify, or continue to qualify, as a REIT. Any transfer of Shares, or any security convertible into Shares that would: (i) create a direct or indirect ownership of Shares in excess of the Ownership Limit; or (ii) result in the violation of the Ownership Restrictions will be void with respect to the intended transferee and will result in Excess Shares as described above.

    Neither the Ownership Restrictions nor the Ownership Limit will be automatically removed even if the REIT provisions of the Code are changed so as no longer to contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the Ownership Restrictions would require an amendment to the Declaration of the Trust. Amendments to the Declaration require the affirmative vote of holders owning not less than a majority of the outstanding Shares entitled to vote thereon. In addition to preserving the Company's status as a REIT, the Ownership Restrictions and the Ownership Limit may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Trustees.

    All persons who own, directly or by virtue of the applicable attribution provisions of the Code, more than 4.0% of the value of any class of outstanding Shares, must file an affidavit with the Company containing the information specified in the Declaration by January 31 of each year. In addition, each shareholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of Shares as the Trustees deem necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

    The Ownership Limit could have the effect of delaying, deferring or preventing a transaction or a change in control of the Company that might involve a premium price for the Common Shares or otherwise be in the best interest of the shareholders of the Company.

    All certificates representing Shares that are hereafter issued will bear a legend referring to the restrictions and limitations described above.

                           DESCRIPTION OF DEPOSITARY SHARES

General

    The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Shares, as specified in the applicable Prospectus Supplement. Preferred Shares of each series represented by Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (the "Preferred Share Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Shares represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Shares represented by such Depositary Shares (including distribution, voting, conversion, redemption and liquidation rights).

    The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Shares by the Company to the Preferred Share Depositary, the Company will cause the Preferred Share Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the following summary of the form thereof filed as an exhibit to the Registration Statement of which this Prospectus is a part is qualified in its entirety by reference thereto.

Distributions

    The Preferred Share Depositary will distribute all cash distributions received in respect of the Preferred Shares to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Share Depositary.

    In the event of a distribution other than in cash, the Preferred Share Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Share Depositary, unless the Preferred Share Depositary determines that it is not feasible to make such distribution, in which case the Preferred Share Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

    No distribution will be made in respect of any Depositary Share to the extent that it represents any Preferred Shares converted into Excess Shares.

Withdrawal of Shares

    Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Share Depositary (unless the related Depositary Shares have previously been called for redemption or converted into Excess Shares), the holders thereof will be entitled to delivery at such office, to or upon such holder's order, of the number of whole or fractional Preferred Shares and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Shares on the basis of the proportion of the Preferred Shares represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such Preferred Shares will not thereafter be entitled to receive Depositary Shares therefor.
If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of Preferred Shares to be withdrawn, the Preferred Share Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

Redemption of Depositary Shares

    Whenever the Company redeems Preferred Shares held by the Preferred Share Depositary, the Preferred Share Depositary will redeem as of the same redemption date the number of Depositary Shares representing the Preferred Shares so redeemed, provided the Company shall have paid in full to the Preferred Share Depositary the redemption price of the Preferred Shares to be redeemed plus an amount equal to any accrued and unpaid distributions thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Shares. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company that will not result in the issuance of any Excess Shares.

    From and after the date fixed for redemption, all distributions in respect of the Preferred Shares so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any monies payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the Preferred Share Depositary.

Voting of the Preferred Shares

    Upon receipt of notice of any meeting at which the holders of the Preferred Shares are entitled to vote, the Preferred Share Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Shares. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Shares) will be entitled to instruct the Preferred Share Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Shares represented by such holder's Depositary Shares. The Preferred Share Depositary will vote the amount of Preferred Shares represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Share Depositary in order to enable the Preferred Share Depositary to do so. The Preferred Share Depositary will abstain from voting the amount of Preferred Shares represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Preferred Share Depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of the Preferred Share Depositary.

Liquidation Preference

    In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each Preferred Share represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

Conversion of Preferred Shares

    The Depositary Shares, as such, are not convertible into Common Shares or any other securities or property of the Company, except in connection with certain conversions in connection with the preservation of the Company's status as a REIT. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the Preferred Share Depositary with written instructions to the Preferred Share Depositary to instruct the Company to cause conversion of the Preferred Shares represented by the Depositary Shares evidenced by such Depositary Receipts into whole Common Shares, other

Preferred Shares (including Excess Shares) of the Company or other shares of beneficial interest, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Shares to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional Common Shares will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Shares on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

    The form of Depositary Receipt evidencing the Depositary Shares which represent the Preferred Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Share Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Shares will not be effective unless such amendment has been approved by the existing holders of at least a majority of the Depositary Shares evidenced by the Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the Depositary Agreement, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Shares and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

    The Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the Preferred Share Depositary if: (i) such termination is necessary to assist in maintaining the Company's status as a REIT or (ii) a majority of each series of Preferred Shares affected by such termination consents to such termination, whereupon the Preferred Share Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional Preferred Shares as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by the Preferred Share Depositary with respect to such Depositary Receipts. The Company has agreed that if the Deposit Agreement is terminated to assist in maintaining the Company's status as a REIT, then, if the Depositary Shares are listed on a national securities exchange, the Company will use its best efforts to list the Preferred Shares issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, the Deposit Agreement will automatically terminate if: (i) all outstanding Depositary Shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Shares in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Shares or (iii) each share of the related Preferred Shares shall have been converted into shares of beneficial interest of the Company not so represented by Depositary Shares.

Charges of Preferred Share Depositary

    The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Share Depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay certain other transfer and other taxes and governmental charges as well as the fees and expenses of the Preferred Share Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

Resignation and Removal of Depositary

    The Preferred Share Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Share Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Share Depositary. A successor Preferred Share Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

    The Preferred Share Depositary will forward to holders of Depositary Receipts any reports and communications from the Company which are received by the Preferred Share Depositary with respect to the related Preferred Shares.

    Neither the Preferred Share Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Share Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Shares represented by the Depositary Shares), gross negligence or willful misconduct, and the Company and the Preferred Share Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or Preferred Shares represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Share Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting Preferred Shares represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

    In the event the Preferred Share Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, the Preferred Share Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

                               DESCRIPTION OF WARRANTS

    The Company may issue Warrants for the purchase of Preferred Shares, Depositary Shares or Common Shares. Warrants may be issued independently or together with any Securities and may be attached to or separate from such securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified therein ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants.

    The applicable Prospectus Supplement will describe the following terms, where applicable, of the Warrants in respect of which this Prospectus is being delivered: (i) the title of such Warrants; (ii) the aggregate number of such Warrants; (iii) the price or prices at which such Warrants will be issued; (iv) the currencies in which the price or prices of such Warrants may be payable; (v) the designation, amount and terms of the Securities purchasable upon exercise of such Warrants; (vi) the designation and terms of the other Securities with which such Warrants are issued and the number of such Warrants issued with each such security; (vii) if applicable, the date on and after which such Warrants and the Securities purchasable upon exercise of such Warrants will be separately transferable; (viii) the price or prices at which and currency or currencies in which the Securities purchasable upon exercise of such Warrants may be purchased; (ix) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (x) the minimum or maximum amount of such Warrants which may be exercised at any one time; (xi) information with respect to book-entry procedures, if any; (xii) a discussion of certain Federal income tax considerations; and (xiii) any other material terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                      CERTAIN PROVISIONS OF MARYLAND LAW AND OF
                    THE COMPANY'S DECLARATION OF TRUST AND BYLAWS

    The following summary of certain provisions of Maryland law and of the Declaration of Trust and Bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to the Declaration of Trust and Bylaws of the Company, as amended, which are incorporated by reference into this Registration Statement.

Duration

    Under the Company's Declaration of Trust, the Company has a perpetual term and will continue perpetually subject to the authority of the Board of Trustees to terminate the Company's existence and liquidate its assets and subject to termination pursuant to the Maryland REIT Law.

Board of Trustees

    The Company's Declaration of Trust provides that the number of Trustees of the Company shall not be less than three nor more than 15. Any vacancy (including a vacancy created by an increase in the number of Trustees) will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the Trustees (although less than a quorum). The Trustees will each serve for a term of one year (except that an individual who has been elected to fill a vacancy will hold office only until the next annual meeting of shareholders and until his successor has been duly elected and qualified).

    The Declaration of Trust provides that a Trustee may be removed from office only at a meeting of the shareholders called for that purpose, by the affirmative vote of the holders of not less than a majority of the Shares entitled to vote in the election of Trustees; provided, however, that in the case of any Trustees elected solely by holders of a series of Preferred Shares, such Trustees may be removed by the affirmative vote of a majority of the Preferred Shares of that series then outstanding and entitled to vote in the election of Trustees, voting together as a single class.

Meetings of Shareholders

    The Declaration of Trust requires the Company to hold an annual meeting of shareholders for the election of Trustees and the transaction of any other proper business. Special meetings of shareholders may be called upon the written request of shareholders holding at least 10% of the Common Shares. Special meetings of shareholders may also be called by the holders of Preferred Shares to the extent, if any, determined by the Board of Trustees in connection with the establishment of a class or series of Preferred Shares. Any action required or permitted to be taken by shareholders must be taken at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing of shareholders.

Business Combinations

    Under the MGCL, as applicable to Maryland real estate investment trusts, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland real estate investment trust and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the trust's shares (an "Interested Shareholder") must be:
(a) recommended by the trustees of such trust and (b) approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of beneficial interest of the trust; and
(ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of beneficial interest other than shares held by the

Interested Shareholder with whom the business combination is to be effected, unless, among other conditions, the trust's common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. In addition, an Interested Shareholder or any affiliate thereof may not engage in a "business combination" with the trust for a period of five years following the most recent date on which the Interested Shareholder becomes an Interested Shareholder. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of trustees of the trust prior to the time that the Interested Shareholder becomes an Interested Shareholder. An amendment to a Maryland REIT's declaration of trust electing not to be subject to the foregoing requirements must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of outstanding voting shares of beneficial interest of the trust, voting together as a single voting group, and two-thirds of the votes entitled to be cast by holders of outstanding voting shares of beneficial interest other than shares of beneficial interest held by Interested Shareholders. Any such amendment shall not be effective until 18 months after the vote of shareholders and does not apply to any business combination of the trust with an Interested Shareholder on the date of the shareholder vote. The Board of Trustees has exempted any business combinations involving SSI, TNC, Gerard H. Sweeney and their respective affiliates from the business combination provisions of the MGCL and, consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between any of them and the Company. As a result, SSI, TNC, Gerard H. Sweeney and their respective affiliates may be able to enter into business combinations that may not be in the best interest of the shareholders without compliance by the Company with the super-majority vote requirements and the other provisions of the statute.
 In addition, the Company has exempted any business combination involving SERS or the SERS Voting Trust and any of their respective existing or future affiliates and Morgan Stanley Asset Management Inc. and the Morgan Stanley Funds and any of their respective existing or future affiliates from the business combination provisions of the MGCL.

    The business combination statute could have the effect of delaying, deferring or preventing offers to acquire the Company and of increasing the difficulty of consummating any such offer.

Control Share Acquisitions

    The MGCL, as applicable to Maryland real estate investment trusts, provides that "control shares" of a Maryland real estate investment trust acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter by shareholders, excluding shares owned by the acquiror, by officers or by trustees who are employees of the trust in question. "Control shares" are voting shares which, if aggregated with all other shares previously acquired by such acquiror, would entitle the acquiror to exercise the voting power in the election of trustees within one of the following ranges of voting power: (a) one-fifth or more but less than one-third, (b) one-third or more but less than a majority, or
(c) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

    A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the trust's board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the trust may itself present the question at any shareholders meeting.

    If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the trust may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to the absence of voting rights, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

    The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction, or to acquisitions approved or exempted by the declaration of trust or bylaws of the trust. Pursuant to the statute, the Company has exempted any and all acquisitions of Shares by SSI, TNC and any current or future affiliate or associate of theirs from the control share provisions of the MGCL. As a result, SSI or TNC and their affiliates will be able to possess voting power not generally available to other persons and the effect may be to further enhance their ability to control the Company. In addition, pursuant to the statute, the Company has exempted any and all acquisitions of Shares by SERS and the SERS Voting Trust and any of their respective current or future affiliates or associates and Morgan Stanley Asset Management Inc. and the Morgan Stanley Funds and any of their respective current or future affiliates or associates from the control share provisions of the MGCL.

    The control share acquisition statute could have the effect of delaying, deferring or preventing offers to acquire the Company and of increasing the difficulty of consummating any such offer.

Amendment to the Declaration of Trust

    The Company's Declaration of Trust may be amended only by the affirmative vote of the holders of not less than a majority of the Shares then outstanding and entitled to vote thereon, except for the provisions of the Declaration of Trust relating to the MGCL provisions on business combinations, amendment of which requires the affirmative vote of the holders of not less than 80% of the Shares then outstanding and entitled to vote. In addition, in the event that the Board of Trustees shall have determined, with the advice of counsel, that any one or more of the provisions of the Company's Declaration of Trust (the "Conflicting Provisions") are in conflict with the Maryland REIT Law, the Code or other applicable Federal or state law(s), the Conflicting Provisions shall be deemed never to have constituted a part of the Declaration of Trust, even without any amendment thereof.

Termination of the Company and REIT Status

    Subject to the rights of any outstanding Preferred Shares and to the provisions of the Maryland REIT Law, the Company's Declaration of Trust permits the termination of the Company and the discontinuation of the election by the Board of Trustees that the Company be taxed as a REIT.

Transactions Between the Company and its Trustees or Officers

    The Company's Declaration of Trust provides that any contract or transaction between the Company and one or more Trustees or officers of the Company must be approved by a majority of the disinterested Trustees.

Limitation of Liability and Indemnification

    The Maryland REIT Law permits a Maryland real estate investment trust to include in its Declaration of Trust a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Declaration of Trust of the Company contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

    The Company's Bylaws require it to indemnify (a) any present or former Trustee, officer or shareholder who has been successful, on the merits or otherwise, in the defense of a proceeding to which he was made a party by reason of such status, against reasonable expenses incurred by him in connection with the proceeding; (b) any present or former

Trustee or officer against any claim or liability to which he may become subject by reason of his status as such unless it is established that (i) his act or omission was committed in bad faith or was the result of active and deliberate dishonesty, (ii) he actually received an improper personal benefit in money, property or services or (iii) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful; and
(c) each shareholder or former shareholder against any claim or liability to which he may be subject by reason of his status as a shareholder or former shareholder. In addition, the Company's Bylaws require it to pay or reimburse, in advance of final disposition of a proceeding, reasonable expenses incurred by a present or former Trustee, officer or shareholder made a party to a proceeding by reason of his status as a Trustee, officer or shareholder provided that, in the case of a Trustee or officer, the Company shall have received (i) a written affirmation by the Trustee or officer of his good faith belief that he has met the applicable standard of conduct necessary for indemnification by the Company as authorized by the Bylaws and
(ii) a written undertaking by or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met. The Company's Bylaws also (i) permit the Company to provide indemnification and payment or reimbursement of expenses to a present or former Trustee, officer or shareholder who served a predecessor of the Company in such capacity, and to any employee or agent of the Company or a predecessor of the Company, (ii) provide that any indemnification or payment or reimbursement of the expenses permitted by the Bylaws shall be furnished in accordance with the procedures provided for indemnification and payment or reimbursement of expenses under Section 2-418 of the MGCL for directors of Maryland corporations and (iii) permit the Company to provide such other and further indemnification or payment or reimbursement of expenses as may be permitted by the MGCL for directors of Maryland corporations.

    The limited partnership agreement of the Operating Partnership also provides for indemnification by the Operating Partnership of the Company, as general partner, and its Trustees and officers for any costs, expenses or liabilities incurred by them by reason of any act performed by them for or on behalf of the Operating Partnership or the Company, provided that such person's actions were taken in good faith and in the belief that such conduct was in the best interests of the Operating Partnership and that such person was not guilty of fraud, willful misconduct or gross negligence.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees and officers of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, although the validity and scope of the governing statute has not been tested in court, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In addition, indemnification may be limited by state securities laws.

Maryland Asset Requirements

    To maintain its qualification as a Maryland real estate investment trust, the Maryland REIT Law requires that the Company hold, either directly or indirectly, at least 75% of the value of its assets in real estate assets, mortgages or mortgage related securities, government securities, cash and cash equivalent items, including high-grade short-term securities and receivables. The Maryland REIT Law also prohibits using or applying land for farming, agricultural, horticultural or similar purposes.

                          FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion of material Federal income tax considerations is based on current Federal income tax law and is for general information only and is not tax advice. The following discussion summarizes all material federal income tax considerations to a holder of Common Shares. The applicable Prospectus Supplement will contain information about additional federal income tax considerations, if any, relating to Securities other than Common Shares. In the opinion of Arthur Andersen LLP, tax advisor to the Company (the "Tax Advisor") the discussion below, insofar as it relates to Federal income tax matters, is correct in all material respects, and fairly summarizes the federal income tax considerations that are material to a shareholder. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States, except to the extent discussed under "Taxation of Foreign Shareholders" below) subject to special treatment under the Federal income tax laws.

    EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

General

    The Company first elected to be taxed as a REIT for its taxable year ended December 31, 1986, and has operated and expects to continue to operate in such a manner so as to qualify as a REIT for Federal income tax purposes. In the opinion of the Tax Advisor, and based on certain representations made by the Company relating to the organization and operation of the Company and the Operating Partnership, the Company will continue to qualify as a REIT under the Code. However, the opinion of the Tax Advisor is not binding upon the IRS and no absolute assurance can be given that the Company will continue to operate in a manner so as to remain qualified as a REIT.

    The following is a general summary of the Code sections that govern the Federal income tax treatment of a REIT and its shareholders. These sections of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof as currently in effect. There is no assurance that there will not be future changes in the Code or administrative or judicial interpretation thereof which could adversely affect the Company's ability to continue to qualify as a REIT or adversely affect the taxation of holders of Common Shares or which could further limit the amount of income the Company may derive from the management, construction, development, leasing or sale of properties owned by the Operating Partnership or by third parties or in partnerships with third parties.

Taxation of the Company as a REIT

    An entity that qualifies for taxation as a REIT and distributes to its shareholders at least 95% of its REIT taxable income is generally not subject to Federal corporate income taxes on net income that it currently distributes to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to Federal income tax as follows:

    The Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

         (i) Under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference, if any.

         (ii) If the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property other than foreclosure property held primarily for sale to customers in the ordinary course of business) such income will be subject to a 100% tax. See "-- Sale of Partnership Property."

         (iii) If the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability.

         (iv) If the Company should fail to distribute during each calendar year at least the sum of (1) 85% of its REIT ordinary income for such year, (2) 95% of its REIT capital gain net income for such year, and (3) any undistributed taxable income from prior years, it would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

         (v) If the Company has (1) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by the Company by foreclosure or otherwise or default on a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, it will be subject to tax on such income at the highest corporate rate.

         (vi) If the Company acquires any asset from a C corporation (i.e., generally a corporation subject to tax at the corporate level) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period (the "Restriction Period") beginning on the date on which such asset was acquired by the Company then, pursuant to guidelines issued by the IRS, the excess of the fair market value of such property at the beginning of the applicable Restriction Period over the Company's adjusted basis in such asset as of the beginning of such Restriction Period will be subject to a tax at the highest regular corporate rate. The results described above with respect to the recognition of built-in gain assume that the Company will make an election pursuant to IRS Notice 88-19 or applicable future administrative rules or Treasury Regulations to avail itself of the benefits of the Restriction Period.

Qualification of the Company as a REIT

    The Code defines a REIT as a corporation, trust or association:

         (1)  which is managed by one or more trustees or directors;

         (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

         (3) which would be taxable as a domestic corporation but for Sections 856 through 859 of the Code;

         (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code;

         (5)  which has the calendar year as its taxable year;

         (6)  the beneficial ownership of which is held by 100 or more persons;

         (7) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain exempt organizations); and

         (8) which meets certain income, asset and distribution tests, described below.

         Conditions (1) through (5), inclusive, must be satisfied during the entire taxable year, and condition (6) must be satisfied during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company has previously issued Common Shares in sufficient proportions to allow it to satisfy requirements (6) and (7) (the "100 Shareholder" and "five-or-fewer" requirements), respectively. In addition, the Company's Declaration of Trust provides restrictions regarding the transfer of its Shares that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (6) and (7) above. See "Description of Shares of Beneficial Interest - Restrictions on Transfer." However, these restrictions may not ensure that the Company will, in all cases, be able to satisfy the share ownership requirements described in (6) and (7) above. If the Company fails to satisfy such share ownership requirements, the Company's status as a REIT will terminate. See "-- Failure to Qualify."

    A REIT is permitted to have a wholly-owned subsidiary (also referred to as a "qualified REIT subsidiary"). A qualified REIT subsidiary is not treated as a separate entity for Federal income tax purposes. Rather, all of the assets and items of income, deductions and credit of a qualified REIT subsidiary are treated as if they were those of the REIT. The Company may in the future form one or more qualified REIT subsidiaries.

    A REIT is deemed to own its proportionate share of the assets of a partnership in which it is a partner and is deemed to receive its proportionate share of the income of the partnership. Thus, the Company's proportionate share of the assets and items of income of the Operating Partnership and each of the Title Holding Partnerships will be treated as assets and items of income of the Company for purposes of applying the requirements described herein, provided that the Operating Partnership and its subsidiary partnerships are treated as partnerships for Federal income tax purposes. In addition, the character of the assets and gross income of such partnerships shall retain the same character in the hands of the REIT for purposes of the requirements applicable to REITs under the Code including satisfying the income tests and the asset tests. See "Income Taxation of the Operating Partnership, the Title Holding Partnerships and Their Partners."

Income Tests

    To maintain qualification as a REIT, there are three gross income requirements that must be satisfied annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and interest on obligations secured by a mortgage on real property) or from "qualified temporary investment income" (described below). Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from investments qualifying under the 75% test above, and from dividends, interest, and gain from the sale or disposition of stock or securities or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions, and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year. In applying these tests, the Company will be treated as realizing its share of any income and bearing its share of any loss of the Operating Partnership and the character of such income or loss, as well as other partnership items, will be determined at the partnership level.

    Rents received by the Company will qualify as "rents from real property" for purposes of satisfying the 75% and 95% gross income tests only if several conditions are met. First the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" if the REIT, or an owner of 10% or more of the REIT, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from whom the REIT does not derive any income; provided, however, that the Company may directly perform certain customary services (e.g., furnishing water, heat, light and air conditioning, and cleaning windows, public entrances and lobbies) other than services which are considered rendered to the occupant of the property (e.g., renting parking spaces on a reserved basis to tenants).

    It is expected that the Company's real estate investments, which include its allocable share of income from the Operating Partnership, will give rise to income that qualifies as "rents from real property" for purposes of the 75 percent and 95 percent gross income tests, other than rents received from a Related Party Tenant. However, the Company has represented that the rents received from Related Party Tenants, in addition to all other income which is not qualifying income for the 75 percent and 95 percent gross income tests, does not exceed five percent of the Company's gross income, and therefore, the Company's status as a REIT should not be jeopardized.

    The Company has represented that it does not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (other than being based on a percentage of receipts or sales); (ii) receive rents in excess of a de minimis amount from Related Party Tenants; (iii) derive rents attributable to personal property which constitute greater than 15% of the total rents received under the lease; or (iv) perform services considered to be rendered to the occupant of property, other than through an independent contractor from whom the Company derives no income.

    The Operating Partnership owns 5% of the voting common stock, and all of the preferred stock of the Management Company, a corporation that is taxable as a regular corporation. The Management Company performs management, development and leasing services for the Operating Partnership and other real properties owned in whole or in part by third parties. The income earned by and taxed to the Management Company would be nonqualifying income if earned directly by the Company. As a result of the corporate structure, the income will be earned by and taxed to the Management Company and will be received by the Company only indirectly as dividends. Although interest and dividends are generally qualifying income under the 95% test, the IRS has announced a no-ruling policy on this issue when the dividends and interest are earned in this manner.

    If the Company fails to satisfy one or both of the 75% of 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if (i) the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, (ii) the Company attaches a schedule of the sources of its income to its return, and
(iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above in "Taxation of the Company as a REIT," even if these relief provisions apply, a tax would be imposed with respect to the excess net income. No similar mitigation provision applies to provide relief if the 30% income test is failed, and in such case, the Company would cease to qualify as a REIT. See "-- Failure to Qualify."

Asset Tests

    In order for the Company to maintain its qualification as a REIT, at the close of each quarter of its taxable year it must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (which for this purpose include (i) its allocable share of real estate assets held by partnerships in which the Company or a "qualified REIT subsidiary" of the Company owns an interest and (ii) stock or debt instruments purchased with the proceeds of a stock offering or a long-term (at least five years) debt offering of the Company and held for not more than one year from the date the Company receives such proceeds), cash, cash items, and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those described above in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities (excluding securities of a qualified REIT subsidiary, of which the REIT is required to own all of such stock, or another
REIT).

    The Company anticipates that it will be able to comply with these asset tests. The Company is deemed to hold directly its proportionate share of all real estate and other assets of the Operating Partnership and should be considered to hold its proportionate share of all assets deemed owned by the Operating Partnership through its ownership of partnership interests in other partnerships. As a result, the Company plans to hold more than 75% of its assets as real estate assets. In addition, the Company does not plan to hold any securities representing more than 10% of any one issuer's voting securities, other than any qualified REIT subsidiary of the Company, nor securities of any one issuer exceeding 5% of the value of the Company's gross assets (determined in accordance with generally accepted accounting principles). As previously discussed, the Company is deemed to own its proportionate share of the assets of a partnership in which it is a partner so that the partnership interest, itself, is not a security for purposes of this asset test.

    After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such other action will always be successful. If the Company fails to cure any noncompliance with the asset test within such time period, its status as a REIT would be lost.

    As noted above, one of the requirements for qualification as a REIT is that a REIT not own more than 10 percent of the voting stock of a corporation other than the stock of a qualified REIT subsidiary (of which the REIT is required to own all of such stock) and stock in another REIT. The Operating Partnership will own only approximately 5 percent of the voting stock and all of the non-voting preferred stock of the Management Company and therefore will comply with this rule. However, the IRS could contend that the Company's ownership, through its interest in the Operating Partnership, of all of the non-voting preferred stock in the Management Company should be viewed as voting stock because of its substantial economic position in the Management Company. If the IRS were to be successful in such a contention, the Company's status as a REIT would be lost and the Company would become subject to federal, corporate income tax on its net income, which would have a material adverse affect on the Company's cash available for distribution. The Company does not have the ability to designate a seat on the Board of Directors of the Management Company. The Company does not believe that it will be viewed as owning in excess of 10 percent of the voting stock of the Management Company.

Annual Distribution Requirements

    The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the undistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT net capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

    The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the limited partnership agreement of the Operating Partnership authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due primarily to the expenditure of cash for nondeductible items such as principal amortization or capital expenditures and for the redemption of the Series A Preferred Shares if a Conversion Approval has not occurred prior to July 1, 1998. (See "Description of Shares of Beneficial Interest - Preferred Shares"). In order to meet the 95% distribution requirement, the Company may borrow or may cause the Operating Partnership to arrange for short-term or other borrowing to permit the payment of required distributions or attempt to declare a consent dividend, which is a hypothetical distribution to holders of Common Shares out of the earnings and profits of the Company. The effect of such a consent dividend (which, in conjunction with distributions actually paid, must not be preferential to those holders who agree to such treatment) would be that such holders would be treated for federal income tax purposes as if they had received such amount in cash, and they then had immediately contributed such amount back to the Company as additional paid-in capital. This would result in taxable income to those holders without the receipt of any actual cash distribution but would also increase their tax basis in their Common Shares by the amount of the taxable income recognized.

    Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a certain year by paying "deficiency dividends" to shareholders in a later year that may be included in the Company's deduction for distributions paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify

    If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company, nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable to them as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

Income Taxation of the Operating Partnership, the Title Holding Partnerships and Their Partners

    The following discussion summarizes certain Federal income tax considerations applicable to the Company's investment in the Operating Partnership and its subsidiary partnerships (referred to herein as the "Title Holding Partnerships") .

Classification of the Operating Partnership and Title Holding, Partnerships as Partnerships

    The Company will hold a substantial part of its investments through the Operating Partnership. The Company will be entitled to include in its income its distributive share of the income and to deduct its distributive share of the losses of the Operating Partnership (including the Operating Partnership's share of the income or losses of the Title Holding Partnerships) only if the Operating Partnership and the Title Holding Partnerships (collectively, the "Partnerships") are classified for Federal income tax purposes as partnerships rather than as associations taxable as corporations. An organization formed as a partnership will be treated as a partnership for Federal income tax purposes rather than as a corporation only if it has no more than two of the four corporate characteristics that the Treasury Regulations use to distinguish a partnership from a corporation for tax purposes. These four characteristics are continuity of life, centralization of management, limited liability, and free transferability of interests.

    Neither the Operating Partnership nor any of the Title Holding Partnerships has requested, nor do they intend to request, a ruling from the IRS that they will be treated as partnerships for Federal income tax purposes. The

Company will receive an opinion of the Tax Advisor, which is not binding on the IRS, that the Operating Partnership and the Title Holding Partnerships will each be treated as partnerships for Federal income tax purposes and not as an association or publicly traded partnership taxable as a corporation. The opinion of the Tax Advisor is based on the provisions of the limited partnership agreement of the Operating Partnership and the limited partnership agreements, of the Title Holding Partnerships, respectively, and certain factual assumptions and representations described in the opinion. There is no assurance that the IRS will not challenge the status of the Operating Partnership or the Title Holding Partnerships as partnerships for federal income tax purposes. If such challenge were sustained by a court, the Operating Partnership and/or a Title Holding Partnership could be treated as a corporation for federal income tax purposes.

    If for any reason the Operating Partnership or a Title Holding Partnership was classified as an association taxable as a corporation rather than as a partnership for Federal income tax purposes, the Company would not be able to satisfy the income and asset requirements for REIT status. See "-- Income Tests" and "--Asset Tests." In addition, any change in any such Partnership's status for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distribution. See "--Annual Distribution Requirements." Further, items of income and deduction of any such Partnership would not pass through to its partner (e.g., the Company), and its partners would be treated as shareholders for tax purposes. Any such Partnership would be required to pay income tax at corporate tax rates on its net income and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership's taxable income.

    Recently proposed Treasury Regulations (the "Proposed Regulations") would eliminate the four-factor test described above and instead permit a partnership or limited liability company to elect to be taxed as a partnership for federal income tax purposes without regard to the number of corporate characteristics possessed by such entity. The Proposed Regulations would apply for tax periods beginning on or after the date that such regulations are finalized. Until such time, the existing regulations will continue to apply. The Proposed Regulations would not permit the IRS to challenge the classification of an existing partnership or limited liability company for tax periods to which the existing Treasury Regulations apply if (1) the entity had a reasonable basis for its claimed classification, (2) the entity claimed that same classification in all prior years and (3) as of the date that the Proposed Regulations were published, neither the entity nor any member of the entity had been notified in writing that the classification of the entity is under examination by the IRS.

Partnership Allocations

    Although a partnership agreement will generally determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) and the Treasury Regulations promulgated thereunder, which require that partnership allocations respect the economic arrangement of the partners.

    If an allocation is not recognized for Federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Operating Partnership's allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

Tax Allocations With Respect to Contributed Properties

    The Company has represented that the fair market values of 19 of the Properties contributed directly or indirectly to the Operating Partnership in a transaction with SSI and TNC in August 1996 were higher than the tax basis of such Properties. Pursuant to Section 704(c) of the Code, items of income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for Federal income tax purposes in a manner such that the contributor is charged with or benefits from the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (the "Pre-Contribution
Gain or Loss"). The partnership agreement of the Operating Partnership requires allocations of income, gain, loss and deduction attributable to such contributed property to be made in a manner that is consistent with Section 704(c) of the Code. Thus, if the Operating Partnership sells contributed property at a gain or loss, such gain or loss will be allocated to the contributing partners, and away from the Company, generally to the extent of the Pre-Contribution Gain or Loss.

    The Treasury Department has issued final and temporary regulations under
Section 704(c) of the Code (the "Regulations") which give partnerships great flexibility in ensuring that a partner contributing property to a partnership receives the tax burdens and benefits of any Pre-Contribution Gain or Loss attributable to the contributed property. The Regulations permit partnerships to use any "reasonable method" of accounting for Pre-Contribution Gain or Loss. The Regulations specifically describe three reasonable methods, including (i) the "traditional method" under current law, (ii) the traditional method with the use of "curative allocations" which would permit distortions caused by Pre-Contribution Gain or Loss to be rectified on an annual basis, and (iii) the "remedial allocation method" which is similar to the traditional method with "curative allocations." The Partnership Agreement permits the Company, as a general partner, to select one of these methods to account for Pre-Contribution Gain or Loss.

Depreciation

    The Operating Partnership's assets other than cash consist largely of appreciated property contributed by its partners. Assets contributed to a partnership in a tax-free transaction generally retain the same depreciation method and recovery period as they had in the hands of the partner who contributed them to the partnership. Accordingly, the Operating Partnership's depreciation deductions for its real property are based largely on the historic tax depreciation schedules for the Properties prior to their contribution to the Operating Partnership. The Properties are being depreciated over a range of 15 to 40 years using various methods of depreciation which were determined at the time that each item of depreciable property was placed in service. Any real property purchased by the Partnerships will be depreciated over at least 39 years. In certain instances where a partnership interest rather than real property is contributed to the Partnership, the real property may not carry over its recovery period but rather may, similarly, be subject to the lengthier recovery period.

    Section 704(c) of the Code requires that depreciation as well as gain and loss be allocated in a manner so as to take into account the variation between the fair market value and tax basis of the property contributed. Thus, because most of the property contributed to the Operating Partnerships is appreciated, the Company will generally receive allocations of tax depreciation in excess of its percentage interest in the Operating Partnership. Depreciation with respect to any property purchased by the Operating Partnership subsequent to the admission of its partners, however, will be allocated among the partners in accordance with their respective percentage interests in the Partnerships.

    As described above (see "-- Tax Allocations with Respect to Contributed Properties"), the Treasury Department has recently issued Regulations which give partnerships flexibility in ensuring that a partner contributing property to a partnership receives the tax benefits and burdens of any Pre-Contribution Gain or Loss attributable to the contributed property.

    As described previously, the Company, as a general partner, may select any permissible method to account for Pre-Contribution Gain or Loss. The use of certain of these methods may result in the Company being allocated lower depreciation deductions than if a different method were used. The resulting higher taxable income and earnings and profits of the Company, as determined for federal income tax purposes, should decrease the portion of distributions by the Company which may be treated as a return of capital. See "-- Annual Distribution Requirements."

Basis in Operating Partnership Interest

    The Company's adjusted tax basis in each of the partnerships in which it has an interest generally (i) will be equal to the amount of cash and the basis of any other property contributed to such partnership by the Company, (ii) will be increased by (a) its allocable share of such partnership's income and (b) its allocable share of any indebtedness of such partnership, and (iii) will be reduced, but not below zero, by the Company's allocable share of (a) such partnership's loss and (b) the amount of cash and the fair market value of any property distributed to the Company and by constructive distributions resulting from a reduction in the Company's share of indebtedness of such partnership.

    If the Company's allocable share of the loss (or portion thereof) of any partnership in which it has an interest would reduce the adjusted tax basis of the Company's partnership interest in such partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss (or portion thereof) would not reduce the Company's adjusted tax basis below zero. To the extent that distributions from a partnership to the Company, or any decrease in the Company's share of the nonrecourse indebtedness of a partnership (each such decrease being considered a constructive cash distribution to the partners), would reduce the Company's adjusted tax basis below zero, such distributions (including such constructive distributions) would constitute taxable income to the Company. Such distributions and constructive distributions normally would be characterized as long-term capital gain if the Company's interest in such partnership has been held for longer than the long-term capital gain holding period (currently one year).

Sale of Partnership Property

    Generally, any gain realized by a partnership on the sale of property held by the partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. However, under the requirements applicable to REITS under the Code, the Company's share as a partner of any gain realized by the Operating Partnership on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of a trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "-- Taxation of the Company as a REIT." Such prohibited transaction income will also have an adverse effect upon the Company's ability to satisfy the income tests for REIT status. See "-- Income Tests." Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. A safe harbor to avoid classification as a prohibited transaction exists as to real estate assets held for the production of rental income by a REIT for at least four years where in any taxable year the REIT has made no more than seven sales of property or, in the alternative, the aggregate of the adjusted bases of all properties sold does not exceed 10% of the adjusted bases of all of the REIT's properties during the year and the expenditures includible in a property's net sales price. The Company, as general partner of the Operating Partnership, has represented that the Operating Partnership and the Title Holding Partnerships intend to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating and leasing properties and to make such occasional sales of the properties as are consistent with the Company's and the Operating Partnership's investment objectives. No assurance can be given, however, that every property sale by the Partnerships will constitute a sale of property held for investment.

Taxation of Taxable Domestic Shareholders

    As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be dividends taxable to such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares of beneficial interest. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's shares, such distributions will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the shareholder. In addition, any distribution declared by the Company in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year. Shareholders may not include in their individual income tax returns any losses of the Company.

    In general, any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent such shareholder has received distributions from the Company required to be treated as long-term capital gain.

    Distributions from the Company and gain from the disposition of Common Shares will not be treated as passive activity income and, therefore, shareholders may not be able to apply any "passive losses" against such income. Dividends from the Company (to the extent they do not constitute a return of capital or capital gain dividends) and, on an elective basis, capital gain dividends and gain from the disposition of Common Shares will generally be treated as investment income for purposes of the investment income limitation.

Backup Withholding

    The Company will report to its U.S. shareholders and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company. See "-- Taxation of Foreign Shareholders."

Taxation of Tax-Exempt Shareholders

    Distributions by the Company to a shareholder that is a tax-exempt entity should not constitute "unrelated business taxable income" ("UBTI"), as defined in Section 512(a) of the Code provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

    In the case of a "qualified trust" (generally, a pension or profit-sharing trust) holding shares in a REIT, the beneficiaries of such a trust are treated as holding shares in the REIT in proportion to their actuarial interests in the qualified trust, instead of treating the qualified trust as a single individual (the "look-through exception"). A qualified trust that holds more than 10 percent of the shares of a REIT is required to treat a percentage of REIT dividends as UBTI if the REIT incurs debt to acquire or improve real property. This rule applies, however, only if (i) the qualification of the REIT depends upon the application of the "look through" exception (described above) to the restriction on REIT shareholdings by five or fewer individuals, including qualified trusts (see "Description of Shares of Beneficial Interest - Restrictions on Transfer") and (ii) the REIT is "predominantly held" by qualified trusts, i.e., if either (x) a single qualified trust holds more than 25 percent by value of the interests in the REIT or (y) one or more qualified trusts, each owning more than 10 percent by value, holds in the aggregate more than 50 percent of the interests in the REIT. The percentage of any dividend paid (or treated as paid) to such a qualified trust that is treated as UBTI is equal to the amount of modified gross income (gross income less directly connected expenses) from the unrelated trade or business of the REIT (treating the REIT as if it were a qualified trust), divided by the total modified gross income of the REIT. A de minimis exception applies where the percentage is less than 5 percent.

Taxation of Foreign Shareholders

    The rules governing United States Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of Federal, state and local income tax laws with regard to an investment in Common Shares, including any reporting requirements.

    Distributions that are not attributable to gain from sales or exchanges by the Company of United States real property interests and not designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the Common Shares is treated as effectively connected with the Non-U.S. Shareholder's conduct of a United States trade or business, the Non-U.S. Shareholder generally will be subject to a tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and may also be subject to the 30% branch profits tax in the case of a shareholder that is a foreign corporation). The Company expects to withhold United States income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-Shareholder's shares, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares in the Company, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

    For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a United States business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty exemption. The Company is required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by the Company as a capital gains dividend. The amount is creditable against the Non-U.S. Shareholder FIRPTA tax liability.

    Gain recognized by a Non-U.S. Shareholder upon a sale of Shares generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares of beneficial interest was held directly or indirectly by foreign persons. It is currently anticipated that the Company will be a "domestically controlled REIT," and therefore the sale of Shares will not be subject to taxation under FIRPTA. However, because the Common Shares will be publicly traded, no assurance can be given that the Company will continue to be a "domestically controlled REIT." Gain not subject to

FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the shares is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of Shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

Statement of Stock Ownership

    The Company is required to demand annual written statements from the record holders of designated percentages of its Shares disclosing the actual owners of the Shares. The Company must also maintain, within the Internal Revenue District in which it is required to file its federal income tax return, permanent records showing the information it has received as to the actual ownership of such Shares and a list of those persons failing or refusing to comply with such demand.

Other Tax Consequences

    The Company, the Operating Partnership, the Title Holding Partnerships and the Company's shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company, the Operating Partnership, the Title Holding Partnerships and the Company's shareholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

Possible Federal Tax Developments

    The rules dealing with Federal income taxation are constantly under review by the IRS, the Treasury Department and Congress. New Federal tax legislation or other provisions may be enacted into law or new interpretations, rulings, Treasury Regulations or court decisions could be adopted, all of which could adversely affect the taxation of the Company or of its shareholders. No prediction can be made as to the likelihood of passage of any new tax legislation or other provisions or court decisions either directly or indirectly affecting the Company or its shareholders. Consequently, the tax treatment described herein may be modified prospectively or retroactively by legislative, judicial or administrative action.

Real Estate Transfer Taxes

    The transfer to the Operating Partnership of certain limited partnership interests in Title Holding Partnerships in August 1996 was structured as transfers of 89% of the capital interests and 99% of the cash flow and profit interests in the Title Holding Partnership with the residual interests to be acquired by the Operating Partnership on or before September 1999. This transaction structure is intended to comply with non-binding informal advice provided by the Pennsylvania Department of Revenue to the effect that such transfers are not subject to Pennsylvania real estate transfer taxes. However, the Company has not obtained a formal ruling from the Pennsylvania Department of Revenue on this issue. If the Operating Partnership desired or were required, for financing purposes or otherwise, to acquire such residual interests before September 1999, or if the use of this structure resulted in the imposition of Pennsylvania real estate transfer taxes, the Operating Partnership could be required to pay such real estate transfer taxes which are estimated at $640,000.

                                 PLAN OF DISTRIBUTION

    The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

    Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of the Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except: (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts.

    Certain of the underwriters and their affiliates may engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.


                                       EXPERTS

    The audited financial statements and schedule of Brandywine Realty Trust incorporated by reference in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                    LEGAL MATTERS

    The validity of the issuance of the Common Shares offered hereby will be passed upon for the Company by Pepper, Hamilton & Scheetz LLP, Philadelphia, Pennsylvania. Pepper, Hamilton & Scheetz LLP will rely on Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland, as to certain matters of Maryland law.


                                     TAX MATTERS

    The opinion regarding the statements in this Prospectus under the caption "Federal Income Tax Considerations" has been rendered by Arthur Andersen LLP, independent public accountants, and has been referred to herein in reliance upon the authority of such firm as experts in giving said opinion.

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

          ------------------------

             TABLE OF CONTENTS

                                              PAGE
PROSPECTUS SUPPLEMENT SUMMARY..............    S-2
RISK FACTORS...............................    S-4
THE COMPANY................................   S-13
RECENT DEVELOPMENTS........................   S-13
THE OFFERING...............................   S-15
USE OF PROCEEDS............................   S-15
PRICE RANGE OF COMMON SHARES
 AND DISTRIBUTION HISTORY..................   S-16
UNDERWRITING...............................   S-17
EXPERTS....................................   S-18
LEGAL MATTERS..............................   S-18
TAX MATTERS................................   S-18
AVAILABLE INFORMATION......................   S-18

              PROSPECTUS

AVAILABLE INFORMATION.....................       2
INCORPORATION OF CERTAIN
   DOCUMENTS BY REFERENCE.................       2
THE COMPANY...............................       3
RISK FACTORS..............................       4
RATIOS OF EARNINGS TO COMBINED
  FIXED CHARGES AND PREFERRED
  SHARE DISTRIBUTIONS.....................      13
USE OF PROCEEDS...........................      13
DESCRIPTION OF SHARES OF
  BENEFICIAL INTEREST.....................      14
DESCRIPTION OF DEPOSITARY SHARES..........      20
DESCRIPTION OF WARRANTS...................      23
CERTAIN PROVISIONS OF MARYLAND
  LAW AND OF THE COMPANY'S
  DECLARATION OF TRUST AND BYLAWS.........      24
FEDERAL INCOME TAX CONSIDERATIONS.........      27
PLAN OF DISTRIBUTION......................      40
EXPERTS...................................      40
LEGAL MATTERS.............................      41
TAX MATTERS...............................      41



            786,840 COMMON SHARES
                     OF
             BENEFICIAL INTEREST


                     OF


              BRANDYWINE REALTY
                    TRUST


                -------------
             P R O S P E C T U S
              SEPTEMBER 11, 1997
                -------------


              SMITH BARNEY INC.